Exhibit 2.1

RECAPITALIZATION AND INVESTMENT AGREEMENT

BY AND AMONG

LGB PIKE LLC,

LGB ACQUISITION CORP.,

PIKE ELECTRIC, INC.,

PIKE EQUIPMENT AND SUPPLY COMPANY,

PIKE MERGER SUB, INC.,

JOE B. PIKE, AS SHAREHOLDER REPRESENTATIVE,

AND

THE SHAREHOLDERS LISTED HEREIN

March 15, 2002

SCHEDULES:

Schedule 1.2(a)	Rollover Shareholders
Schedule 1.2(b)	List of Shareholders Converting Company Ordinary Common Stock into Company Class C Common Stock and Company Class D Common Stock
Schedule 2.5	Directors of the Surviving Corporation of the Pike Merger
Schedule 2.8(a)	Schedule of Credit Facilities
Schedule 4.2(c)	Governmental Consents — Parent
Schedule 4.3(a)	Capitalization of LGB Sub
Schedule 4.6	Parent’s Financing Commitments
Schedule 5.2(a)	Capitalization
Schedule 5.2(d)	List of Options and Warrants
Schedule 5.2(e)	List of Proxies, Voting Trusts and Other Voting Agreements
Schedule 5.3	Subsidiaries
Schedule 5.4(b)	Non-Contravention; Approvals
Schedule 5.4(c)	Governmental Consents — Company
Schedule 5.5	Financial Statements
Schedule 5.6	Absence of Undisclosed Liabilities
Schedule 5.8	Litigation
Schedule 5.10(b)	Governmental Permits
Schedule 5.10(c)	Environmental Matters
Schedule 5.11	Insurance Policies
Schedule 5.12	Taxes
Schedule 5.13	Employee Benefit Plans
Schedule 5.14	Employee and Labor Matters
Schedule 5.15	OSHA Matters
Schedule 5.17(a)	Real Property Leases
Schedule 5.17(b)	Owned Premises
Schedule 5.18	Material Contracts
Schedule 5.20	Intellectual Property
Schedule 5.23	Key Customers
Schedule 6.1(d)	Capital Expenditure Budget
Schedule 10.1	Corrective Action Plan
Schedule 12.1	Selling Shareholders and Subject Shares

EXHIBITS:

Exhibit A	Glossary
Exhibit B	Form of Amended and Restated Articles of Incorporation and Bylaws of Pike Electric, Inc. and Certificate of Designations of Company Preferred Stock
Exhibit C	Form of Amended and Restated Articles of Incorporation and Bylaws of Pike Equipment and Supply Company and Certificate of Designations of Holdings Preferred Stock

Exhibit D	Articles of Merger of the Pike Merger
Exhibit E	Balance Sheet Principles
Exhibit F	Estimated Net Merger Consideration
Exhibit G	Articles of Merger of the Holdings Merger
Exhibit H	Form of Escrow Agreement
Exhibit I	Form of Shareholders Agreement
Exhibit J	Form of Stock Option Plans and Stock Option Agreement

RECAPITALIZATION AND INVESTMENT AGREEMENT

     THIS RECAPITALIZATION AND INVESTMENT AGREEMENT, dated as of March 15, 2002 (the “Agreement”), is by and among LGB PIKE LLC, a Delaware limited liability company (“Parent”), LGB ACQUISITION CORP., a North Carolina corporation and a wholly owned subsidiary of Parent (“LGB Sub”), PIKE ELECTRIC, INC., a North Carolina corporation (the “Company”), PIKE EQUIPMENT AND SUPPLY COMPANY, a North Carolina corporation and a wholly owned subsidiary of the Company (“Holdings”), PIKEMERGER SUB, INC., a North Carolina corporation and a wholly owned subsidiary of Holdings (“Holdings Sub”), JOE B. PIKE, as the Shareholder Representative, and the shareholders listed on the signature pages hereto.

W I T N E S S E T H:

     WHEREAS, Parent, LGB Sub, Holdings Sub, the Company and Holdings desire that, immediately after the consummation of the actions listed in Section 1.2 (the “Share Exchange”) and Section 1.3, (a) LGB Sub shall merge with and into the Company (the “Pike Merger”), and (b) immediately after the consummation of the Pike Merger, Holdings Sub shall merge with and into the Company (the “Holdings Merger” and, together with the Pike Merger, the “Mergers”); and

     WHEREAS, the Company, its Subsidiaries and the shareholders listed on the signature pages hereto are making certain representations, warranties and indemnities as an inducement to Parent and LGB Sub to enter into this Agreement; and

     WHEREAS, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Glossary attached hereto as Exhibit A.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I
THE RECAPITALIZATION AND
INVESTMENT TRANSACTIONS

     Section 1.1. Restatement of Charters and Bylaws. The Company shall, as soon as practicable following approval of this Agreement by the existing shareholders of the Company (herein collectively the “Company Shareholders”), as required by law, at a special meeting of the Company Shareholders to be held in accordance with Section 6.3, (i) amend and restate its Articles of Incorporation and its Bylaws substantially in the form of Exhibit B and (ii) cause the Articles of Incorporation and Bylaws of Holdings to be amended and restated substantially in the form of Exhibit C.

     Section 1.2. Issuance of Company Common Stock. Following the restatement of the Company’s Articles of Incorporation, as provided in Section 1.1, the Company shall issue to:

     (a) each of the Persons listed on Schedule 1.2(a), (i) a number of shares of the Company’s Class B Common Stock, no par value (“Company Class B Common Stock”), equal to the number of shares of Company Common Stock listed across from such Person’s name in Schedule 1.2(a), multiplied by (A) Aggregate Cash Amount (as defined in Section 2.8(a)) divided by (B) the Aggregate Closing Amount (as defined in Section 2.8(a)) (and rounded up to the nearest whole number of shares), and (ii) a number of shares of Company’s Class D Common Stock, no par value (“Company Class D Common Stock”), equal to the number of shares of Company Common Stock listed across from such Person’s name in Schedule 1.2(a), multiplied by (A) $45,000,000 divided by (B) the Aggregate Closing Amount (and rounded up to the nearest whole number of shares), in exchange for a number of shares of either Company Ordinary Common Stock (as defined in Section 5.2) or Company Class A Common Stock (as defined in Section 5.2) equal to the total number of shares of Company Class B Common Stock and Company Class D Common Stock issued pursuant to this clause (a) to such Person;

     (b) each of the Persons listed on Schedule 1.2(b), (i) a number of shares of the Company’s Class C Common Stock, no par value (“Company Class C Common Stock”), equal to the number of shares of Company Common Stock listed across from such Person’s name on Schedule 1.2(b) multiplied by (A) the Aggregate Cash Amount, divided by (B) the Aggregate Closing Amount (and rounded up to the nearest whole number of shares), and (ii) a number of shares of Company Class D Common Stock equal to the number of shares of Company Common Stock listed across from such Person’s name on Schedule 1.2(b), multiplied by (A) 45,000,000 divided by (B) the Aggregate Closing Amount (and rounded up to the nearest whole number of shares), in exchange for a number shares of Company Ordinary Common Stock equal to the total number of shares Company Class C Common Stock and Company Class D Common Stock issued pursuant to this clause (b) to such Person; and

     (c) the Company’s 401(k) Plan, 250,921 shares of Company’s Class E Common Stock, no par value (“Company Class E Common Stock”), in exchange for an equal number of shares of Company Ordinary Common Stock.

     Section 1.3. Investment by Parent in Company Common Stock. Immediately prior to the Pike Merger Effective Time (as defined in Section 2.2), Parent shall contribute $77,000,000 less the product of (a) the number of shares of Company Class C Common Stock outstanding immediately prior to the Pike Merger Effective Time and (b) the LGB Investment Value (such difference, the “Direct LGB Investment”) to the Company in exchange for which Parent shall receive a number of shares of Company Class B Common Stock equal to (i) the sum of the Direct LGB Investment plus $4,911,180, divided by (ii) the LGB Investment Value (and rounded up to the nearest whole number of shares).

     Section 1.4. Rollover of Certain Shares. J. Eric Pike and Irrevocable T/A with Joe B. Pike for the benefit of Joseph Eric Pike shall exchange pursuant to Section 1.2(a) shares that were distributed to such Persons upon the dissolution of Pike Investment Co. The Persons listed on Schedule 1.2(b) shall exchange pursuant to Section 1.2(b) shares that were distributed to such Persons upon the dissolution of Pike Investment Co.

ARTICLE II
THE PIKE MERGER

     Section 2.1. The Pike Merger. Upon the terms and subject to the conditions of this Agreement, at the Pike Merger Effective Time, in accordance with the North Carolina Business Corporation Act (“NCBCA”), LGB Sub shall merge with and into the Company and the separate existence of LGB Sub shall thereupon cease. The Company shall be the surviving corporation in the Pike Merger. The Pike Merger shall have the effects set forth in Section 55-11-06 of the NCBCA.

     Section 2.2. Effective Time of the Pike Merger. The Pike Merger shall become effective at such time (the “Pike Merger Effective Time”) as the articles of merger, in substantially the form set forth as Exhibit D, is duly executed and filed with the Secretary of State of the State of North Carolina in accordance with the NCBCA (the “Pike Merger Filing”). The Pike Merger Filing shall be made simultaneously with or as soon as practicable after the Closing (as defined in Section 3A.1) in accordance with Article III-A.

     Section 2.3. Articles of Incorporation. The Articles of Incorporation of the Company, as in effect immediately prior to the Pike Merger Effective Time, shall be the Articles of Incorporation of the surviving corporation of the Pike Merger following the Pike Merger Effective Time, as the same may thereafter be amended in accordance with their terms and as provided under the NCBCA. Such Articles of Incorporation shall be attached to the articles of merger and become a part of the Pike Merger Filing.

     Section 2.4. Bylaws. The Bylaws of the Company as in effect immediately prior to the Pike Merger Effective Time shall be the Bylaws of the surviving corporation of the Pike Merger following the Pike Merger Effective Time, as the same may thereafter be amended in accordance with their terms.

     Section 2.5. Directors. The directors of the surviving corporation of the Pike Merger shall be as designated in Schedule 2.5, and such directors shall serve in accordance with the Bylaws of such corporation until their respective successors are duly elected or appointed and qualified.

     Section 2.6. Officers. The officers of the surviving corporation of the Pike Merger shall be the officers of the Company immediately prior to the Pike Merger Effective Time, and such officers shall serve in accordance with the Bylaws of such corporation until their respective successors are duly elected or appointed and qualified.

     Section 2.7. Conversion of Securities. (a) At the Pike Merger Effective Time, by virtue of the Pike Merger and without any action on the part of any holders of Company Common Stock:

          (i) each share of Company Class A Common Stock and Company Ordinary Common Stock issued and outstanding immediately prior to the Pike Merger Effective Time shall be converted into the right to receive, (A) in cash, the Initial Share Value and (B) a number of shares of Company Preferred Stock (“Company Preferred Stock”), having such terms, conditions and privileges set forth on attached Exhibit B, equal to the Preferred Fraction;

          (ii) each share of Company Class B Common Stock issued and outstanding immediately prior to the Pike Merger Effective Time shall continue unaltered as an issued and outstanding share of Company Class B Common Stock;

          (iii) each share of Company Class C Common Stock issued and outstanding immediately prior to the Pike Merger Effective Time shall be converted into the right to receive cash equal to the quotient of (A) Initial Share Value multiplied by (B) Aggregate Closing Amount divided by (C) Aggregate Cash Amount;

          (iv) each share of Company Class D Common Stock issued and outstanding immediately prior to the Pike Merger Effective Time shall be converted into the right to receive a number of shares of Company Preferred Stock equal to (A) the Preferred Fraction multiplied by (B) Aggregate Closing Amount divided by (C) $45,000,000; and

          (v) each share of Company Class E Common Stock issued and outstanding immediately prior to the Pike Merger Effective Time shall be converted into the right to receive cash equal to the Class E Per Share Amount.

     (d) At the Pike Merger Effective Time, by virtue of the Pike Merger, each issued and outstanding share of capital stock of LGB Sub shall be converted into and become a number of fully paid and nonassessable shares of Company Class C Common Stock equal to (i) the number of shares of Company Class C Common Stock outstanding immediately prior to the Pike Merger Effective Time, divided by (ii) 1,000.

     (e) Notwithstanding anything in this Agreement to the contrary, shares (“Dissent Shares”) of Company Common Stock that are outstanding immediately prior to the Pike Merger Effective Time and that are held by any person who is entitled to demand and properly demands payment of the fair value of such Dissent Shares pursuant to, and who complies in all respects with, Section 55-13-02 of the NCBCA (“Section 55-13-02”) shall not be converted into the right to receive cash and/or Company Preferred Stock, as herein provided, but rather the holders of Dissent Shares shall be entitled to payment of the fair market value of such Dissent Shares in accordance with Section 55-13-02; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to receive payment of fair market value under Section 55-13-02, then the right of such holder to be paid the fair value of such holder’s Dissent Shares shall cease and such Dissent Shares shall be deemed to have been converted as of the Pike Merger Effective Time into, and to have become exchangeable solely for the right to receive, cash and/or Company Preferred Stock as provided in Section 2.7(a). The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Pike Merger Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

     Section 2.8. Merger Consideration. As used herein, the following terms shall have the meanings set forth below:

          “Adjusted Outstanding Shares” shall mean the number of shares of Company Common Stock outstanding immediately prior to the Share Exchange less 250,921.

          “Aggregate Cash Amount” shall mean (a) the Aggregate Closing Amount, less (b) $45,000,000.

          “Aggregate Class E Value” shall mean the product of (a) the Class E Per Share Amount and (b) the number of shares of Company Class E Common Stock outstanding immediately prior to the Pike Merger Effective Time.

          “Aggregate Closing Amount” shall mean (a) the Estimated Net Merger Consideration, less (b) the Aggregate Class E Value.

          “Aggregate Closing Cash Amount” shall mean (a) the Estimated Net Merger Consideration, less (b) the Aggregate Class E Value, less (c) $45,000,000, less (d) the Holdback Amount, less (e) the Escrow Amount.

          “Aggregate Merger Consideration” shall be equal to (A) $300,000,000, (B) plus, the amount of cash and cash equivalents, if any, on hand held by the Pike Companies as of the Measurement Date, (C) less the following:

          (1) the total amount of principal, interest, fees, expense reimbursements and other amounts owing by the Pike Companies as of the Measurement Date (whether or not then due) under all of their indebtedness for borrowed money, including under the various credit facilities described in Schedule 2.8(a) (the “Credit Facilities”), excluding any amount payable to First Citizens Bank as a prepayment penalty on the mortgage indebtedness described on Schedule 2.8(a) in connection with the prepayment thereof at Closing;

          (2) the balance of all costs and expenses incurred by the Pike Companies in connection with this Agreement and the transactions contemplated hereby, including the fees and expenses of the Company’s attorneys, advisers (including EYCF) and accountants (whether or not then due) that are paid after the Measurement Date or that remain unpaid at Closing;

          (3) any liability for Taxes with respect to a taxable period or portion thereof ending on or before the Measurement Date (whether or not then due) other than “deferred income taxes” (the “Tax Obligations”);

          (4) any liabilities for retention bonuses that are paid after the Measurement Date or that remain unpaid at Closing;

          (5) any amount accrued as a liability under “Insurance Payable,” “Self Insurance Reserves” and “Dividends Payable” on the Measurement Date Balance Sheet;

          (6) all liabilities of the Pike Companies to current or former shareholders of the Company, in their capacity as such shareholders, arising out of the repurchase by the Company of Company Common Stock prior to Closing; and

          (7) the Special Adjustment Amount.

          “Aggregate Post-Closing Adjustment” shall mean the Net Merger Consideration plus the Holdback Amount less the Estimated Net Merger Consideration.

          “Class E Per Share Amount” shall mean (a)(l) (A) the Estimated Net Merger Consideration, less (B) $45,000,000, divided by (2) the total number of shares of Company Common Stock outstanding immediately prior to the Pike Merger Effective Time, excluding any shares held by Parent, plus (b) $2.50.

          “Closing Obligations” shall mean the amounts described in subsections (1), (2), (3), (4), (5), (6) and (7) of the definition of “Aggregate Merger Consideration”.

          “Escrow Amount” shall be equal to $15,000,000.

          “Holdback Amount” shall be equal to $10,000,000.

          “Initial Share Value” shall mean (a) the Aggregate Closing Cash Amount, divided by (b) the Adjusted Outstanding Shares.

          “LGB Investment Value” shall mean (a) the Initial Share Value multiplied by (b) the Aggregate Closing Amount divided by (c) the Aggregate Cash Amount.

          “Measurement Date” shall mean the close of business on the last day of the last completed calendar month prior to the Closing Date.

          “Net Merger Consideration” shall be equal to the Aggregate Merger Consideration, as adjusted by the Net Working Capital Adjustment (as defined in Section 2.8(b)).

          “Preferred Fraction” shall mean (a) 1,000,000 divided by (b) the number of Adjusted Outstanding Shares.

          “Special Adjustment Amount” shall be equal to $3,911,180.

     (b) The Aggregate Merger Consideration shall be increased by the amount by which the Consolidated Net Working Capital as of the Measurement Date exceeds $40.0 million (the “Maximum WC Amount”), and the Aggregate Merger Consideration shall be decreased by the amount by which Consolidated Net Working Capital as of the Measurement Date is less than $32.6 million (the “Minimum WC Amount”). Such difference between Consolidated Net Working Capital and the Maximum WC Amount or the Minimum WC Amount, as applicable, is herein referred to as the “Net Working Capital Adjustment”. Consolidated Net Working Capital, the Closing Obligations and cash and cash equivalents shall be determined in accordance with GAAP consistently applied, as adjusted in accordance with the accounting principles set forth in Exhibit E (GAAP, as so adjusted by the principles set forth in Exhibit E, herein the “Balance Sheet Principles”). The Balance Sheet Principles shall be used to calculate Consolidated Net Working Capital, the Closing Obligations and the Actual Adjustment Amount (as defined in Section 2.9(a)), whether or not in accordance with the historical accounting practices of the

Company. To the extent the Balance Sheet Principles permit alternate treatments of any item comprising Consolidated Net Working Capital, the particular treatment used in the preparation of the Balance Sheet (as defined in Section 5.5) shall also be used in the preparation of the Measurement Date Balance Sheet (as defined in Section 2.9(a)).

     (c) At least three business days prior to the Closing Date, the Company shall deliver to Parent a worksheet, attached as Exhibit F, certified by the Chief Financial Officer of the Company, setting forth an estimate of the Net Merger Consideration (the “Estimated Net Merger Consideration”) based on the amount of cash and cash equivalents on hand and a good faith estimate of the Closing Obligations and Net Working Capital Adjustment. The worksheet shall be prepared by the Company in consultation with Parent and shall be reasonably satisfactory to Parent.

     Section 2.9. Calculation of Final Adjustments. (a) Within 60 days after the Closing, Parent shall cause Holdings to prepare (i) a balance sheet (the “Measurement Date Balance Sheet”) of the Company as of the Measurement Date, including the Closing Obligations, and (ii) a computation of (A) the Net Merger Consideration, based on the Measurement Date Balance Sheet and the Net Working Capital Adjustment as of the Measurement Date, and (B) the difference between the Estimated Net Merger Consideration and the Net Merger Consideration so calculated (the “Actual Adjustment Amount”). For purposes of this Section 2.9, the Measurement Date Balance Sheet shall be prepared by Ernst & Young, LLP in accordance with the Balance Sheet Principles. During the 30-day period following the receipt of the Measurement Date Balance Sheet, Parent and its independent accounting advisors shall be permitted to review the working papers of Ernst & Young, LLP and have access to the senior management of the Company. If within 30 days following delivery of the Measurement Date Balance Sheet, neither the Shareholder Representative nor Parent shall object in writing thereto, then the Actual Adjustment Amount shall be computed using such Measurement Date Balance Sheet. Either the Shareholder Representative or Parent may object in writing to the computation; provided, however, that the objecting party must notify the Surviving Corporation and the other Party in writing of each disputed item, specifying the amount thereof in dispute and setting forth i n reasonable detail, the basis for such dispute. In the event that notice of such a dispute is received by the Surviving Corporation and the other Party in a timely manner, then the Shareholder Representative and Parent shall negotiate in good faith and attempt to resolve their disagreement. Should such negotiations not result in a written agreement within 30 days, then the matter shall be submitted to an independent accounting firm of national reputation mutually acceptable to the Shareholder Representative and Parent (the “Neutral Auditors”). If the Shareholder Representative and Parent are unable to agree on the Neutral Auditors, then the Shareholder Representative and Parent shall request the American Arbitration Association to appoint the Neutral Auditors. Each of the Surviving Corporation and the Shareholder Representative shall be permitted to submit to the Neutral Auditors any other material in support of such party’s position with respect to the disputed items so long as such material is submitted concurrently and in the same manner to the other party. In addition, each such party shall provide to the Neutral Auditors (and concurrently and in the same manner to the other party) such other material as may be reasonably requested by the Neutral Auditors. All fees and expenses relating to appointment of the Neutral Auditors and the work, if any, to be performed by the Neutral Auditors will be borne equally by the Company Shareholders (as a group and proportionately among the group) and the Surviving Corporation and the amounts so incurred by the Company Shareholders shall be accrued as a current liability on the Measurement Date Balance Sheet. The Neutral Auditors will deliver to the Shareholder Representative and Parent a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Neutral Auditors by the Shareholder Representative and Parent, or their respective Affiliates) of the disputed items within 30 days of receipt of the disputed items, which determination will be final, binding and conclusive on the parties.

     (b) Promptly following agreement on or delivery of the final, binding and conclusive determination of the Net Merger Consideration calculated based on the Actual Adjustment Amount, the parties shall account to each other as provided for below in this Section 2.9(b):

          (i) If the Aggregate Post-Closing Adjustment is a positive number (herein a “Positive Aggregate Post-Closing Adjustment”), each holder of Company Common Stock immediately prior to the Pike Merger Effective Time (other than Parent and holders of Company Class E Common Stock) shall have a right to receive from the Surviving Corporation, in cash, an amount per share of Company Common Stock (other than Company Class E Common Stock) held by such holder immediately prior to the Pike Merger Effective Time equal to the Positive Aggregate Post-Closing Adjustment, divided by the total number of shares of Company Common Stock outstanding immediately prior to the Pike Merger Effective Time, other than any shares held by Parent and any shares of Company Class E Common Stock; provided, however, that payment shall be conditioned upon surrender of Certificates (as defined in Section 2.10) relating to such Company Common Stock pursuant to Section 2.10 or 3.8.

          (ii) If the Aggregate Post-Closing Adjustment is a negative number (a “Negative Aggregate Post-Closing Adjustment”), the Surviving Corporation shall have a right to receive from each holder of Company Common Stock immediately prior to the Pike Merger Effective Time (other than Parent and holders of Company Class E Common Stock), in cash, an amount per share of Company Common Stock (other than Company Class E Common Stock) held by such holder immediately prior to the Pike Merger Effective Time equal to the Negative Aggregate Post-Closing Adjustment, divided by the total number of shares of Company Common Stock outstanding immediately prior to the Pike Merger Effective Time, other than any shares held by Parent and any shares of Company Class E Common Stock.

          (iii) Any such payment, together with interest thereon at a rate equal to the rate of interest from time to time announced publicly by Barclays Bank as its prime rate, calculated on the basis of the actual days elapsed divided by 365, from the Closing Date to the date of payment, shall be due and payable within fifteen (15) business days after the Actual Adjustment Amount is determined pursuant to this Section 2.9.

          (iv) Notwithstanding the provisions of subsection (ii) above, the aggregate amount of any payments required under this Section 2.9 from the holders of Company Common Stock immediately prior to the Pike Merger Effective Time shall be paid out of the Escrow established pursuant to Section 10.8.

     Section 2.10. Exchange of Certificates; Payment to Company Shareholders. (a) After the Pike Merger Effective Time and prior to the Holdings Merger Effective Time, the Company shall deliver to each Company Shareholder upon surrender of certificates (the “Certificates”) of Company Common Stock (other than Dissent Shares) relating thereto for cancellation, together with such other customary documents as may be required, and the Company Shareholders surrendering such certificates (other than holders of Dissent Shares) shall be entitled to receive in exchange therefor, cash and/or Company Preferred Stock in accordance with Sections 2.7, 2.8, and 2.9. The Certificates so surrendered shall forthwith be canceled.

     (b) The Company shall be entitled to deduct and withhold from the Net Merger Consideration otherwise payable pursuant to this Agreement to any Pike Shareholder such amounts as the Company is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law, if any. To the extent that amounts are so withheld by the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company Shareholder in respect of which such deduction and withholding was made by the Company.

     Section 2.11. Stock Transfer Books. At the Pike Merger Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of Company Common Stock thereafter on the records of the Company.

     Section 2.12. No Further Ownership Rights. The Net Merger Consideration delivered upon the surrender for exchange of shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to same.

     Section 2.13. Fractional Shares. No certificates representing fractional shares of Company Preferred Stock, Company Class B Common Stock or Company Class C Common Stock shall be issued upon the completion of the Share Exchange contemplated by Section 1.2 and the consummation of the Pike Merger; and such fractional shares shall not entitle the owner thereof to any rights of a holder of Company Common Stock. For purposes of this Section 2.13, all fractional shares of Company Preferred Stock to which a single record holder would be entitled shall be aggregated, and calculations shall be rounded up or down to the nearest whole number. In the case of Company Preferred Stock, if the total number of shares that would be issued pursuant to the Pike Merger is greater than 1,000,000, the Company shall adjust, in its reasonable discretion, the number of shares of Company Preferred Stock issued to each Company Shareholder, to ensure that a total of 1,000,000 shares of Company Preferred Stock are issued.

ARTICLE III
THE HOLDINGS MERGER

     Section 3.1. The Holdings Merger. Upon the terms and subject to the conditions of this Agreement, at the Holdings Merger Effective Time (as defined in Section 3.2) in accordance with the NCBCA, Holdings Sub shall merge with and into the Company and the separate existence of Holdings Sub shall thereupon cease. The Company shall be the surviving corporation in the Holdings Merger. References herein to the “Surviving Corporation” shall refer to the Company, as the surviving corporation of the Holdings Merger. The Holdings Merger shall have the effects set forth in Section 55-11-06 of the NCBCA.

     Section 3.2. Effective Time of the Holdings Merger. The Holdings Merger shall become effective at such time (the “Holdings Merger Effective Time”) as the articles of merger, in substantially the form set forth as Exhibit G, is duly executed and filed with the Secretary of State of North Carolina in accordance with the NCBCA (the “Holdings Merger Filing”), but in no event prior to the Pike Merger Effective Time. The Holdings Merger Filing shall be made as soon as practicable after the Closing in accordance with Article III-A.

     Section 3.3. Articles of Incorporation. The Articles of Incorporation of the Company, as in effect immediately prior to the Holdings Merger Effective Time, shall be the Articles of Incorporation of the Surviving Corporation after the Holdings Merger Effective Time, as the same may thereafter be amended in accordance with their terms and as provided under the NCBCA. Such Articles of Incorporation shall be attached to the certificate of merger and become a part of the Holdings Merger Filing.

     Section 3.4. Bylaws. The Bylaws of the Company as in effect immediately prior to the Holdings Merger Effective Time shall be the Bylaws of the Surviving Corporation of the Holdings Merger after the Holdings Merger Effective Time, as the same may thereafter be amended in accordance with their terms and as provided by the Articles of Incorporation of the Surviving Corporation and the NCBCA.

     Section 3.5. Directors. The directors of the Surviving Corporation shall be the directors of the Company immediately prior to the Holdings Merger Effective Time, and such directors shall serve in accordance with the Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

     Section 3.6. Officers. The officers of the Surviving Corporation shall be the officers of the Company immediately prior to the Holdings Merger Effective Time, and such officers shall serve in accordance with the Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

     Section 3.7. Conversion of Securities. (a) At the Holdings Merger Effective Time, by virtue of the Holdings Merger and without any action on the part of any holder of capital stock of the Company:

          (i) each share of Company Class B Common Stock and Company Class C Common Stock issued and outstanding immediately prior to the Holdings Merger Effective Time shall be converted into one share of Common Stock of Holdings, no par value (“Holdings Common Stock”); and

          (ii) each share of Company Preferred Stock issued and outstanding immediately prior to the Holdings Merger Effective Time shall be converted into one share of Preferred Stock of Holdings, no par value (“Holdings Preferred Stock”), having such terms, conditions and privileges set forth on attached Exhibit C.

     (b) At the Holdings Merger Effective Time, by virtue of the Holdings Merger, each issued and outstanding share of capital stock of Holdings Sub shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

     Section 3.8. Exchange of Certificates. After the Holdings Merger Effective Time, Holdings will deliver to each Company Shareholder, upon surrender of Certificates relating thereto for cancellation, together with such other customary documents as may be required, and the Company Shareholders surrendering such certificates shall be entitled to receive in exchange therefore, cash, certificates evidencing Holdings Common Stock or Holdings Preferred Stock in accordance with Article II and Section 3.7. The certificates so surrendered shall forthwith be cancelled.

     Section 3.9. Directors of Holdings. The directors of the Company immediately after the Holdings Merger Effective Time shall be designated as the directors of Holdings, and such directors shall serve in accordance with the Bylaws of Holdings until their respective successors are duly elected or appointed and qualified.

     Section 3.10. Officers of Holdings. The officers of the Company immediately after the Holdings Merger Effective Time shall be designated as the officers of Holdings, and such officers shall serve in accordance with the Bylaws of Holdings until their respective successors are duly elected or appointed and qualified.

ARTICLE III-A
CLOSING MATTERS

     Section 3A.1. Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement shall take place at a location mutually agreeable to Parent and the Company in Winston-Salem, North Carolina, as promptly as practicable (but in any event within five (5) business days) following the date on which the last of the conditions set forth in Article VIII is fulfilled or waived, or at such other time and place as Parent and the Company shall agree, but in no event earlier than April 1, 2002. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” The parties acknowledge that it is their mutual desire and intent to consummate the Mergers as soon as practicable after the date hereof, and in any event within five (5) business days after the satisfaction, or waiver, of all conditions to Closing set forth in Article VIII, subject to the terms and conditions hereof, but in no event earlier than April 1, 2002.

     Section 3A.2. Satisfaction of Closing Obligations. At Closing, Parent shall pay, or cause the Surviving Corporation to pay, in full, the Closing Obligations specified in clauses (1), (2), (4) and (6) of the definition thereof, to the extent due at Closing.

     Section 3A.3. Taking of Necessary Action; Further Action. Each of Parent, LGB Sub, the Company, Holdings and Holdings Sub will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Mergers in accordance with this Agreement as promptly as possible. If, at any time after the Holdings Merger Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Holdings Sub and/or LGB Sub, the officers and directors of the Company, Holdings Sub and LGB Sub in office immediately prior to the Pike Merger Effective Time and/or Holdings Merger Effective Time, as appropriate, are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

ARTICLE IV
REPRESENTATIONS AND
WARRANTIES OF PARENT AND LGB SUB

     Parent and LGB Sub each represent and warrant to the Company as follows:

     Section 4.1. Organization and Qualification. Each of Parent, a limited liability company, and LGB Sub, a corporation, is duly organized, validly existing and in good standing under the laws of the state of its incorporation and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each of Parent and LGB Sub is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the properties owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing could not reasonably be anticipated to have, individually or in the aggregate, a Material Adverse Effect (as defined in Exhibit A).

     Section 4.2. Authority; Non-Contravention; Approvals.

     (a) Parent and LGB Sub each has full corporate power and authority to execute and deliver this Agreement and, subject to the Parent Required Statutory Approvals (as defined in Section 4.2(c)), to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and LGB Sub, and, assuming the due authorization, execution and delivery hereof by the Company, Holdings and Pike LGB Sub constitutes a valid and legally binding agreement of each of Parent and LGB Sub, enforceable against each of them in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) general equitable principles.

     (b) The execution and delivery of this Agreement by each of Parent and LGB Sub and the consummation by each of Parent and LGB Sub of the transactions contemplated hereby do not and will not violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under any of the terms, conditions or provisions of (i) the respective charters or bylaws of Parent or any of its Subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Entity applicable to Parent or any of its Subsidiaries or any of their respective properties or assets (assuming compliance with the matters referred to in Section 4.2(c)) or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which Parent or any of its Subsidiaries is now a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets may be bound or affected except, in the case of clauses (ii) and (iii), for matters as would not have, or could not reasonably be anticipated to have, individually or in the aggregate, a Material Adverse Effect or materially impair the ability of Parent and LGB Sub to consummate the transactions contemplated by this Agreement.

     (c) Except for (i) the making of the Pike Merger Filing with the Secretary of State of the State of North Carolina, (ii) such other filings required connection with the Pike Merger as set forth in Schedule 4.2(c) (the filings described in this clause (ii) collectively referred to herein as the “Parent Required Statutory Approvals”) and (iii) filings required as part of the Financing (as defined in Section 4.6), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery of this Agreement by Parent or LGB Sub or the consummation by Parent or LGB Sub of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, have, or could not reasonably be anticipated to have, individually or in the aggregate, a Material Adverse Effect or materially impair the ability of Parent or LGB Sub to consummate the transactions contemplated by this Agreement.

     Section 4.3. Capitalization. (a) The authorized capital stock of LGB Sub (the “LGB Sub Capital Stock”) consists of 1,000 shares of Common Stock, of which 1,000 shares are issued and outstanding. As of the date of this Agreement there are, and as of Closing there will be, no other shares of LGB Sub Capital Stock issued and outstanding except as provided above. All of the issued and outstanding shares of LGB Sub Capital Stock are validly issued and are fully paid, nonassessable and free of preemptive rights and are owned beneficially and of record as set forth on Schedule 4.3(a), free and clear of all restrictions, liens, claims and encumbrances. There are no declared and unpaid dividends on the LGB Sub Capital Stock. LGB Sub has no Subsidiaries; nor are any shares of LGB Sub Capital Stock held as treasury shares.

     (b) Other than this Agreement, there are no outstanding (i) subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, debenture, instrument or other agreement obligating LGB Sub or any shareholder of LGB Sub to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of LGB Sub Capital Stock or obligating the Parent, LGB Sub or any other shareholder of LGB Sub to grant, extend or enter into any such agreement or commitment, or (ii) obligations of the Parent or LGB Sub to repurchase, redeem or otherwise acquire any securities referred to in clause (i) above. Other than this Agreement, there are no outstanding contractual obligations of LGB Sub to provide funds to, or make an investment (in the form of a loan, capital contribution or otherwise) in, any other person.

     Section 4.4. Litigation. There is no suit, action, proceeding, claim, or investigation pending, or, to Parent’s knowledge, overtly threatened in writing, against Parent or LGB Sub which would have a material adverse effect on the assets, business, goodwill, or financial condition of either or which would prevent Parent or LGB Sub from consummating the transactions contemplated by this Agreement.

     Section 4.5. Brokers and Finders. Neither Parent, LGB Sub, nor any Affiliate of Parent has incurred any obligation or liability to any party for any brokerage fees, agent’s commissions, or finder’s fees in connection with the transactions contemplated by this Agreement.

     Section 4.6. Financial Capability. Parent has commitments for financing (copies of which, if any, are attached as Schedule 4.6), for sufficient funds to consummate the transactions described herein (the “Financing”).

     Section 4.7. Investment Intent. Parent is acquiring the Holdings Common Stock for its own account with no present intention of reselling or otherwise distributing any such stock or participating in a distribution of such stock in violation of the Securities Act of 1933 (the “Securities Act”), or any applicable state securities laws.

ARTICLE V
REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

     The Company hereby makes the following representations and warranties to Parent and LGB Sub. Whenever any of the representations and warranties set forth in this Article V are limited to the Company’s “knowledge”, such representations and warranties shall be limited to the actual knowledge of the Management Shareholders, after due inquiry.

     Section 5.1. Organization and Qualification. Each Pike Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation and has full corporate power and authority and possesses all governmental franchises, licenses, permits, authorizations and approvals necessary to enable it to own, lease and operate its assets and properties and to carry on its business as it is now being conducted.

Each Pike Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the properties owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing could not reasonably be anticipated to have, individually or in the aggregate, a Material Adverse Effect. True, accurate and complete copies of each Pike Company’s Articles of Incorporation, as amended, and Bylaws, in each case as in effect on the date hereof, including all amendments thereto, have heretofore been delivered to Parent.

     Section 5.2. Capitalization.

     (a) As of the date of this Agreement, the authorized capital stock of the Company (“Company Capital Stock”) consists of (i) 7,500,000 shares of Common Stock (“Company Ordinary Common Stock”), of which 3,276,589 shares are issued and outstanding, (ii) 7,500,000 shares of Class A Common Stock (“Company Class A Common Stock”), of which 1,352,735 shares are issued and outstanding, and (iii) 5,000,000 shares of preferred stock, without designation of rights associated therewith, of which none are issued and outstanding. As of the date of this Agreement there are, and as of Closing there will be, no other shares of Company Capital Stock issued and outstanding except as provided above or as contemplated by Sections 1.2 and 1.3. All of the issued and outstanding shares of Company Common Stock are validly issued and are fully paid, nonassessable and free of preemptive rights and are owned beneficially and of record as set forth on Schedule 5.2(a), free and clear of all restrictions, liens, claims and encumbrances, except as set forth on Schedule 5.2(a). There are no declared and unpaid dividends on the Company Capital Stock. No Subsidiary of the Company holds any shares of the capital stock of the Company; nor are any shares of Company Capital Stock held as treasury shares.

     (b) As of the date of this Agreement, the authorized capital stock of Holdings (“Holdings Capital Stock”) consists of 300,000 shares of Holdings Ordinary Common Stock, $1.00 par value, of which 100,000 shares are issued and outstanding. As of the date of this Agreement there are, and as of Closing there will be, no other shares of Holdings Capital Stock issued and outstanding. All of the issued and outstanding shares of Holdings Capital Stock are validly issued and are fully paid, nonassessable and free of preemptive rights and are owned beneficially and of record by the Company, free and clear of all restrictions, liens, claims and encumbrances. There are no declared and unpaid dividends on the Holdings Capital Stock. No Subsidiary of Holdings holds any shares of the capital stock of Holdings; nor are any shares of Holdings Capital Stock held as treasury shares.

     (c) The authorized capital stock of Holdings Sub (“Holdings Sub Capital Stock”) consists of 1,000 shares of Common Stock, of which 1,000 shares are issued and outstanding. As of the date of this Agreement there are, and as of Closing there will be, no other shares of Holdings Sub Capital Stock issued and outstanding except as provided above. All of the issued and outstanding shares of Holdings Sub Capital Stock are validly issued and are fully paid, nonassessable and free of preemptive rights and are owned beneficially and of record by

Holdings, free and clear of all restrictions, liens, claims and encumbrances. There are no declared and unpaid dividends on the Holdings Sub Capital Stock. Holdings Sub has no Subsidiaries and no shares of Holdings Sub Capital Stock held as treasury shares.

     (d) Except as set forth on Schedule 5.2(d), there are no outstanding (i) subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, debenture, instrument or other agreement obligating (A) the Company or any Company Shareholder to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Company Capital Stock or obligating the Company or any Company Shareholder to grant, extend or enter into any such agreement or commitment, (B) Holdings or the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Holdings Capital Stock or obligating Holdings or the Company to grant, extend or enter into any such agreement or commitment or (C) Holdings Sub or Holdings to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Holdings Sub Capital Stock or obligating Holdings Sub or Holdings to grant, extend or enter into any such agreement or commitment or (ii) obligations of the Company or any Company Shareholder, of Holdings or of Holdings Sub to repurchase, redeem or otherwise acquire any securities referred to in clause (i) above. Except as set forth in Schedule 5.2(d), there are no outstanding contractual obligations of the Company to provide funds to, or make an investment (in the form of a loan, capital contribution or otherwise) in, any other person.

     (e) Except as set forth on Schedule 5.2(e), there are no voting trusts, proxies or other agreements or understandings to which the Company or any Company Shareholder, Holdings or Holdings Sub is a party or is bound with respect to the voting of any shares of Company Capital Stock, Holdings Capital Stock or Holdings Sub Capital Stock, respectively.

     Section 5.3. Subsidiaries. Set forth on Schedule 5.3 is a complete list of the Subsidiaries of the Company. All the outstanding shares of capital stock of each Subsidiary of the Company have been validly issued and are fully paid and nonassessable, and except as set forth in Schedule 5.3, are owned by the Company or another Pike Company, free and clear of all pledges, liens, charges, mortgages, encumbrances and security interests whatsoever. Except as set forth on Schedule 5.3, the Company does not hold any equity interest in or control (directly or indirectly, through the ownership of securities, by contract, by proxy, alone or in combination with others, or otherwise) any corporation, limited liability company, partnership, business organization or other Person.

     Section 5.4. Authority; Non-Contravention; Approvals.

     (a) Each of the Company, Holdings and Holdings Sub has full corporate power and authority to execute and deliver this Agreement and, subject to the Company Required Statutory Approvals (as defined in Section 5.4(c)), to consummate the transactions contemplated hereby. This Agreement has been adopted by the Board of Directors of the Company (the “Board of Directors”), the Board of Directors of Holdings and the Board of Directors of Holdings Sub.

Other than the approval of this Agreement by (i) the Company Shareholders at a Special Meeting of Company Shareholders (as defined in Section 6.3(a)) called for that purpose, (ii) the shareholder approval contemplated by Sections 6.3(c) and 12.2(a)(2), (iii) the written consent of the Company, as the sole shareholder of Holdings, and (iv) the written consent of Holdings, as sole shareholder, of Holdings Sub, no other corporate proceedings on the part of the Company, Holdings or Holdings Sub shall be necessary to authorize the execution and delivery of this Agreement or the consummation by the Company, Holdings or Holdings Sub of the transactions contemplated hereby. The only vote of holders of any class or series of Company Capital Stock necessary to approve and adopt this Agreement and the Pike Merger is (i) the approval of the restatement of the Company’s Articles of Incorporation (as contemplated by Section 1.1) and (ii) the approval of this Agreement, in each case, by the holders of a majority of the voting power represented by the outstanding Company Common Stock (the holders of Ordinary Common Stock and Class A Common Stock voting together as a single class). The affirmative vote of the holders of Company Capital Stock, or any of them, is not necessary to approve any transaction contemplated by this Agreement other than the restatement of the Company’s Articles of Incorporation (as contemplated by Section 1.1) and the Mergers. This Agreement has been duly executed and delivered by the Company, Holdings and Holdings Sub, and, assuming the due authorization, execution and delivery hereof by Parent and LGB Sub, constitutes a valid and legally binding agreement of the Company, Holdings and Holdings Sub enforceable against the Company, Holdings and Holdings Sub in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) general equitable principles.

     (b) Except as set forth in Schedule 5.4(b), the execution and delivery of this Agreement by the Company, Holdings and Holdings Sub and the consummation by any Pike Company of the transactions contemplated hereby do not and will not violate or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of any Pike Company under any of the terms, conditions or provisions of (i) the charter or bylaws of the Company, Holdings or Holdings Sub, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Entity applicable to the Pike Companies, or any of their respective properties or assets (assuming compliance with the matters referred to in Section 5.4(c)), or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which any Pike Company is now a party or by which any Pike Company or any of its respective properties or assets may be bound or affected.

     (c) Except for the Merger Filings with the Secretary of State of the State of North Carolina, the filings with the Secretary of State of the State of North Carolina to implement the restatements contemplated by Section 1.1 and such other filings required in connection with the Mergers as set forth in Schedule 5.4(c), (herein collectively the “Company Required Statutory

Approvals”), no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Entity is necessary for the execution, delivery and performance of this Agreement by any Pike Company or the consummation by any Pike Company of the transactions contemplated hereby.

     Section 5.5. Financial Statements. Except as disclosed on Schedule 5.5, the audited financial statements and unaudited interim financial statements of the Company included as Schedule 5.5, including a consolidated balance sheet (herein the “Balance Sheet”) of the Company and its Subsidiaries dated December 30, 2001 (collectively, the “Company Financial Statements”), have been prepared in accordance with GAAP consistently applied and fairly present the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended, and, in the case of the unaudited interim financial has been prepared on a basis consistent with the audited financial statements of the Company. None of the Pike Companies is subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

     Section 5.6. Absence of Undisclosed Liabilities. Except as disclosed in Schedule 5.6, the Company has not incurred any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies (i) which are accrued or reserved against the Company Financial Statements or reflected in the notes thereto or (ii) which were incurred after December 30, 2001, and were incurred in the ordinary course of business and consistent with past practices.

     Section 5.7. Absence of Certain Changes or Events. Since the date of the Balance Sheet, the business of the Company has been conducted in the ordinary course of business consistent with past practices, and there has not been:

     (i) any event, occurrence, development or state of circumstances or facts which has had, or could reasonably be anticipated to have, individually or in the aggregate, a Material Adverse Effect;

     (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Capital Stock or Holdings Capital Stock or any repurchase for value by the Company of any Company Capital Stock or by Holdings of any Holdings Capital Stock (other than in connection with the transactions contemplated by this Agreement);

     (iii) any split, combination or reclassification of any Company Capital Stock or Holdings Capital Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock or Holdings Capital Stock (other than in connection with the transactions contemplated by this Agreement);

     (iv) (A) any granting by any Pike Company to any director, officer or employee of such Pike Company of any increase in compensation, except in the ordinary course of business consistent with past practice, (B) any granting by any Pike Company to any such director, officer or employee of any severance or termination pay (or any increase in such pay), or (C) any entry by any Pike Company into (or any amendment or termination of) any employment, severance or termination agreement with any such director, officer or employee;

     (v) any change in accounting methods, principles or practices by any Pike Company materially affecting the consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in GAAP;

     (vi) any material elections with respect to Taxes by any Pike Company or settlement or compromise by any Pike Company of any material Tax liability or refund; or

     (vii) any action taken that if taken after the date of this Agreement would violate Section 6.1.

     Section 5.8. Litigation. Except as described in Schedule 5.8, there are no claims, suits, actions, Environmental Claims, inspections, investigations or proceedings pending or, to the knowledge of the Company, threatened against, relating to or affecting any Pike Company. Except as described in Schedule 5.8, no Pike Company is subject to any judgment, decree, injunction, rule or order of any Governmental Entity or any mediator or arbitrator.

     Section 5.9. Accounts Receivable. All accounts receivable whether reflected on the Company Financial Statements or subsequently created on or prior to the Closing Date arise from bona fide transactions in the ordinary course of business. To the Company’s knowledge, the reserve for doubtful accounts in the Company Financial Statements is adequate. To the knowledge of the Company, all the accounts receivable of the Pike Companies are good and collectible at the aggregate recorded amounts thereof, net of any applicable reserves for doubtful accounts reflected in the Company Financial Statements. Since December 30, 2001, there have not been any write- offs as uncollectible of any receivables, except for write-offs in the ordinary course of business and consistent with past practices, none of which are greater than $50,000 for any single customer.

     Section 5.10. Laws and Regulations.

     (a) Each Pike Company has complied in all material respects, and is in compliance in all material respects, with all applicable laws (including Environmental Laws, as defined below), rules, regulations and codes, and all permits pertaining to the Business.

     (b) Each Pike Company possesses all permits, licenses and other approvals from Governmental Entities necessary for the conduct of the Business engaged in by such company. All of such permits, licenses and other approvals (to the extent required to operate) are currently valid and in full force and effect. Set forth on Schedule 5.10(b) is a true and complete list of all federal and state permits, licenses and other approvals required or held in connection with the Business as presently conducted by any Pike Company. There are no proceedings pending or, to the best of the Company’s knowledge, threatened against any Pike Company which question the existence, continuation or scope of any of the foregoing. There is no investigation or proceeding pending or, to the best of the Company’s knowledge, threatened against, or notice served with respect to, any Pike Company alleging any violation of any law, Environmental Law or permit, license or other approval issued by any Governmental Entity, which has had or, if resolved against the Company, could reasonably be anticipated to have, individually or in the aggregate, a Material Adverse Effect. To the best of the Company’s knowledge, none of the transactions contemplated by this Agreement will terminate, violate, or limit the effectiveness of any such permit.

     (c) Except as set forth on Schedule 5.10(c), (i) no Hazardous Material (as defined below) has been released into the environment or disposed of by, or on behalf of, any Pike Company on any of the current or former Company Controlled Real Property, nor, to the best of the Company’s knowledge, does any of the Company Controlled Real Property contain any Hazardous Material in concentrations or amounts that could form the basis of any Environmental Claim against any Pike Company, (ii) all Hazardous Material generated in the operation of the Business has been disposed of in accordance with all applicable Environmental Laws, (iii) no Hazardous Material is being or has been treated, stored (except in the ordinary course), reclaimed, recycled or disposed of by, or on behalf of, a Pike Company at any of the Company Controlled Real Property; (iv) there are no aboveground or underground storage tanks on, under or about any Company Controlled Real Property, and (v) any former aboveground or underground storage tanks on any Company Controlled Real Property have been removed in accordance with Environmental Law.

     (d) For purposes of this Agreement, “Hazardous Material” means and includes petroleum, petroleum by-products, natural or synthetic gas products, asbestos, polychlorinated biphenyl, methyl tertiary butyl ether, electromagnetic fields and/or any substance, material, waste, pollutant or contaminant, in each case that is prohibited, limited or regulated pursuant to any Environmental Law. “Environmental Laws” means and includes the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Clean Air Act, the Clean Water Act, the “Superfund” or “Superlien” law, in each case as amended, and/or any other federal, state or local law, common law, regulation, rule, ordinance, code, decree, judgment or order, in each case relating to pollution, protection of the environment, natural resources or human health or safety.

     Section 5.11. Insurance. The Company maintains insurance policies with respect to its business in such amounts, with such deductions and against such risks and losses as are, in the Company’s judgment, reasonable for its business. Schedule 5.11 hereto sets forth a list of all insurance policies owned by the Pike Companies or by which the Pike Companies or any of their respective properties or assets is covered against present losses, all of which are now in full force and effect. No insurance carrier has denied any claims made against any of the policies listed on Schedule 5.11 hereto and, to the knowledge of the Company, its business has been conducted in a manner so as to conform in all material respects with all the applicable provisions of such insurance policies.

     Section 5.12. Taxes.

     (a) Schedule 5.12 lists the jurisdictions (domestic and foreign) in which the Pike Companies file, have filed, are required to file or have been required to file federal, foreign, state and local income, excise, franchise, property, sales, use, employment, and other Tax Returns and employment Tax Returns or is or has been liable for any Taxes on a “nexus” basis at any time for taxable periods ending within the last three (3) years. Schedule 5.12 also lists (A) each jurisdiction in which any Pike Company joins or has joined in the filing of any consolidated, combined or unitary Tax Return, and (B) the common parent corporation and the other individual members of the consolidated, combined or unitary group filing such Tax Return.

     (b) Except as disclosed on Schedule 5.12, (i) each Pike Company has timely filed all necessary federal, state, local and foreign Tax Returns; (ii) all Taxes of any nature shown by such returns to be due and payable and all other Taxes for which any Pike Company might otherwise be liable have been paid and the most recent audited financial statements for the Pike Companies reflect an adequate reserve for all Taxes payable by the Pike Companies for all taxable periods and portions thereof through the date of such financial statements; (iii) there is no tax deficiency which has been, or to the knowledge of the Company, might be, asserted against any Pike Company; (iv) no Pike Company is now being audited or examined by any federal, state, or local tax authorities, no written or unwritten notice of such an audit or examination has been received by any Pike Company, and no such audit or examination has been threatened or proposed by any federal, state or local tax authorities; (v) no material issues relating to Taxes were raised by any tax authority in any completed audit or examination of any Pike Company that can reasonably be expected to recur in a later taxable period; (vi) the Pike Companies have made all required deposits for taxes applicable to the current and immediately preceding tax year; and (vii) all Tax Returns of the Pike Companies were prepared in accordance with the relevant rules and regulations of each taxing authority having jurisdiction over them and are true and complete in all material respects.

     (c) None of the Pike Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency. The Tax Returns of the Pike Companies have been examined by and settled with the Internal Revenue Service or other relevant tax authority for all fiscal years ending on or before June 30, 1997. The relevant statute of limitations is closed with respect to the Tax Returns of the Pike Companies for all fiscal years through June 30, 1997.

     (d) No Pike Company will be required to include in a taxable period ending after the Holdings Merger Effective Time taxable income attributable to income that accrued in a prior taxable period but was not recognized in any prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or Section 481 of the Code or comparable provisions of state or local, domestic or foreign, tax law or for any other reason.

     (e) No amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any director, officer, employee or independent contractor of any Pike Company who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Benefit Plan (as defined in Section 5.13(a)) or other compensation arrangement currently in effect would be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(l) of the Code) and no such disqualified individual is entitled to receive any additional payment from any Pike Company or any other person in the event that the excise tax required by Section 4999(a) of the Code is imposed on such disqualified individual.

     (f) There are no liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of any of the Pike Companies.

     (g) The Pike Companies have delivered or made available to Parent (A) complete and correct copies of all material Tax Returns of each Pike Company and any affiliated or consolidated group of which any Pike Company is a part (but, in the case of any such affiliated or consolidated group, only the portions of such Tax Returns relating to any Pike Company) for all taxable periods for which the applicable statute of limitations has not yet expired and (B) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests, and any similar documents, submitted by, received by or agreed to by or on behalf of any Pike Company, or, to the extent related to the income, business, assets, operations, activities or status of any Pike Company, submitted by, received by or agreed to by or on behalf of any affiliated or consolidated group of which any Pike Company is a part, and relating to Taxes for all taxable periods for which the statute of limitations has not yet expired. All material elections with respect to Taxes affecting the Pike Companies as of the date this Agreement are reflected on the Tax Returns so delivered to Parent.

     (h) No Pike Company is party to or bound by any written or oral tax sharing agreement, tax indemnity obligation or similar agreement, arrangement or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any tax authority).

     (i) The Pike Companies have complied in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441,1442, 3121 and 3402 of the Code or similar provisions under any state, local or foreign laws) and have, within the time and manner prescribed by law, withheld from and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable laws.

     Section 5.13. Employee Benefit Plans. Except as provided on Schedule 5.13:

     (a) Each benefit, employment, personal services, compensation, incentive, stock option, restricted stock, stock appreciation right, phantom equity, change in control, severance, vacation, time-off, perquisite and other similar agreement, plan, policy or other arrangement, (A) covering one or more current or former employees or directors of, or current or former independent contractors with respect to, any of the Pike Companies (each, a “Participant”), and maintained by any of the Pike Companies, or (B) with respect to which any of the Pike Companies has or could have any liability (each, a “Benefit Plan”) is listed on Schedule 5.13 and incorporated herein. A true and complete copy of each Benefit Plan has been provided to Parent. None of the Pike Companies has maintained any other plan, fund, program or arrangement whether or not funded and whether oral or written under which either has present or future obligations or liability.

     (b) Each Benefit Plan intended to be “qualified” within the meaning of Section 401 (a) of the Code, is so qualified and a favorable determination letter has been issued by the Internal Revenue Service with respect to each such plan.

     (c) Each Benefit Plan complies with and has at all times been administered in accordance with the applicable requirements of all applicable laws, including ERISA and, where applicable to ensure favorable tax treatment, the Code, and has not incurred any federal income or excise tax liability.

     (d) All reports and information required by law to be filed within the last three years with the United States Department of Labor, Internal Revenue Service or Pension Benefit Guaranty Corporation, or distributed to plan participants and their beneficiaries with respect to the Benefit Plans, have been timely filed and/or distributed.

     (e) None of the Benefit Plans is subject to Title IV of ERISA.

     (f) There have been no “prohibited transactions” (as defined in Section 4975 of the Code or in Section 406 of ERISA) with respect to any Benefit Plan, nor any fiduciary violations as defined in Section 404 of ERISA. No penalty or tax under Section 502(i) of ERISA or Sections 4971 and 4975 of the Code has been imposed upon any of the Pike Companies.

     (g) There are no threatened or pending claims by or on behalf of the Benefit Plans by any employee or beneficiary covered under these benefit plans, or otherwise involving any of the Benefit Plans which allege a violation of ERISA or any other law or a breach of any fiduciary duties which might result in liability on the part of a Pike Company or any Benefit Plan, nor is there any basis for such a claim.

     (h) None of the Benefit Plans is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or other applicable employee benefit legislation.

     (i) No Pike Company has, or could reasonably be expected to incur, any unfunded liabilities in relation to any Benefit Plan (other than liabilities relating to claims for welfare benefits in the normal course and liabilities which have been appropriately accrued), and all benefits, contributions and premiums relating to each Benefit Plan have been timely paid or made in accordance with the terms of such Benefit Plan and the terms of all applicable laws.

     (j)(i) No Benefit Plan (A) provides any benefits (other than on a self-pay basis or pursuant to the terms of an individual agreement) following termination of service or employment, (B) is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (C) covers any Participant who resides or works outside the United States, and (ii) no Participant (A) is represented by any union, (B) is currently receiving any disability benefits, (C) has received any loan from any Pike Company, (D) has a right (I) to take more than four weeks of vacation per year, or (II) to receive from any Pike Company a base annual salary in excess of $120,000, a guaranteed bonus, or a target or discretionary bonus (with respect to any single year) in excess of $50,000, (E) has received from any Pike Company any discretionary severance or any severance under any formal or informal policy or practice, (F) has received or could reasonably be expected to receive any payment or benefit from any Pike Company which would not be deductible to such entity, or (G) is, or at any time will become, entitled to any payment, benefit or right, or any increased and/or accelerated payment, benefit or right, as a result of (I) such Participant’s termination of employment with, or services to, any Pike Company, or (II) the execution of this Agreement or the consummation of the transactions contemplated hereby.

     Section 5.14. Employee and Labor Matters. Set forth on Schedule 5.14 is a list of (i) any employment or consulting agreements with officers or other employees of any of the Pike Companies, or any other person, to which a Pike Company is a party, and (ii) all incentive compensation plans in effect for employees of the Pike Companies. Except as set forth on Schedule 5.14, none of the Pike Companies is a party to any collective bargaining agreement or employment agreements, or any agreement for the provision of consulting or other professional services which is not cancelable without penalty on not more than ninety (90) days notice; nor does any Pike Company have in effect any other incentive compensation plans for its employees. No collective bargaining agreement is currently being negotiated by any of the Pike Companies. To the best of the Company’s knowledge, there are no union organizational drives in progress with respect to any employees of any of the Pike Companies and there has been no request for collective bargaining or for an employee election from any union or from the National Labor Relations Board with respect to any employees of a Pike Company, except as set forth on Schedule 5.14.

     Section 5.15 OSHA. Except as set forth on Schedule 5.15, (i) each Pike Company has complied in all material respects with all applicable laws relating to employee health and safety affecting or related to the Business, and (ii) no Pike Company has received any notice that any past or present conditions relating to such company and affecting or related to the Business violate any common law or other applicable legal requirements or that alleges or threatens any claim, proceeding, or investigation, based on or related to employee health and safety within the past five (5) years.

     Section 5.16. Title to Assets. The Pike Companies have good and marketable title in fee simple to all their properties and assets, as reflected in the Balance Sheet, except for properties and assets that have been disposed of in the ordinary course of business since the date of the Balance Sheet. All such assets are owned by the Pike Companies free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except (i) liens for current taxes, payments of which are not yet delinquent, (ii) such imperfections in title and easements and encumbrances, if any, as are not substantial in character, amount or extent and do not detract from the value, or interfere with the present use or market ability of the property subject thereto or affected thereby, or otherwise impair such Pike Company’s business operations (in the manner presently carried on by such Pike Company), or (iii) liens in favor of one or more lenders as security for the obligations due under the Credit Facilities, as reflected in the Company Financial Statements.

     Section 5.17. Real Property.

     (a) Schedule 5.17(a) lists all leases (herein “Real Property Leases”) of real property (herein the “Leased Premises”) to which any of the Pike Companies is a party. Each Real Property Lease is valid and binding and in full force and effect, and no Pike Company is in default in any respect under any such Real Property Lease. Moreover, no event has occurred which with notice or lapse of time or both would constitute a default under any Real Property Lease, nor, to the best of the Company’s knowledge, is any other party to any Real Property Lease in default thereunder. No consent of any other party to any Real Property Lease is required in connection with the consummation of the transactions contemplated by this Agreement, except as set forth in Schedule 5.17.

     (b) Schedule 5.17(b) lists and provides a general description of all real property owned by the Pike Companies (the “Owned Premises”).

     Section 5.18. Contracts, Agreements, Plans and Commitments. Schedule 5.18 hereto sets forth a complete list of the following contracts, agreements, plans and commitments (collectively, the “Material Contracts”) to which a Pike Company is a party or by which any Pike Company or any of its properties is bound as of the date hereof:

     (a) any contract, lease (excluding Real Property Leases), commitment or agreement (whether or not relating to the maintenance or operation of the Business) not terminable at the option of the Pike Companies without penalty on thirty (30) days’ or less notice that involves aggregate expenditures by the Pike Companies of more than $100,000 per year;

     (b) any contract to which a Pike Company is a party with each customer which was among the Company’s top fifteen customers in each of the three geographical divisions (South, Central and Northern regions) of the Business, based on the amount of sales to such customer as a percentage of the total sales by the Company during its most recent fiscal year;

     (c) any contract with suppliers, advertisers, consultants, advisors, sales representatives, distributors, sales agents and dealers, to which a Pike Company is a party other than contracts which by their terms are cancelable by such Pike Company with notice of not more than 30 days and without cancellation penalties or severance payments;

     (d) any contract granting any person any right of first refusal, right of first offer, buy-sell or economically preferential right or other similar rights, other than in the ordinary course of business consistent with past practice, to purchase any properties or assets of the Company;

     (e) (i) any indenture, loan agreement or note under which any Pike Company has outstanding indebtedness, obligations or liabilities for borrowed money or (ii) any contract under which it has made, or is obligated to make, any advance, loan extension of credit or capital contribution to, or other investment in, any person (other than a Pike Company) in excess of $100,000;

     (f) any agreement that restricts the right of any Pike Company or any Management Shareholder to engage in any type of business or with any person or in any geographic area or during any period of time;

     (g) any partnership or joint venture agreement;

     (h) any agreement of surety, guarantee or indemnification with respect to which any Pike Company is the obligor in an amount in excess of $100,000;

     (i) any contract, agreement, agreed order or consent agreement that requires any Pike Company to take any actions or incur expenses to remedy non-compliance with any Environmental Law;

     (j) any outstanding performance bonds; and

     (k) any other contract material to any Pike Company or its business or the absence of which could reasonably be anticipated to have a Material Adverse Effect.

     True, correct and complete copies of each of such Material Contract have been delivered to or made available for inspection by Parent. All such Material Contracts (i) were duly and validly executed and delivered by the Company and the other parties thereto, (ii) are valid and in full force and effect and (iii) upon consummation of the transactions contemplated by this Agreement shall continue in full force and effect without any material penalty or other material adverse consequence. Each Pike Company has fulfilled all material obligations required of such Pike Company under each such contract, agreement, plan or commitment to have been performed by it prior to the date hereof, including timely paying all interest on its debt as such interest has become due and payable. Except as set forth on Schedule 5.18, to the best of the Company’s knowledge, there are no counterclaims or offsets under any of such Material Contracts and no other party to any Material Contract is in material breach thereof. The consummation of the Mergers will vest in the Surviving Corporation all rights and benefits under the Material Contracts and the right to operate the Company’s business under the terms of the Material Contracts in the manner currently operated and used by the Company.

     Section 5.19. Brokers and Finders. No Pike Company has entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of such Pike Company to pay any finder’s fees, brokerage or agent commissions or other like payments in connection with the transactions contemplated hereby, except for the Agreement between the Company and EYCF, all of whose fees and expenses will be included in the Closing Obligations.

     Section 5.20. Intellectual Property. Schedule 5.20 contains a true and complete list of the material Intellectual Property owned, used or filed by or licensed to the Pike Companies (collectively the “Company Intellectual Property Rights”). Except as set forth on Schedule 5.20, no Pike Company owns any patents. With respect to all the Company Intellectual Property Rights that are registered or subject to an application for registration, Schedule 5.20 sets forth a list of all jurisdictions in which such Company Intellectual Property Rights are registered or registrations applied for and all registration and application numbers. Except as set forth in Schedule 5.20, (i) to the knowledge of the Company, all the Company Intellectual Property Rights have been duly registered in, filed in or issued by the appropriate Governmental Entity where such registration, filing or issuance is necessary or appropriate for the conduct of the Business as presently conducted and (ii) to the knowledge of the Company, the Company or another Pike Company is the sole and exclusive owner of, and the Company or another Pike Company has the right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works of and sublicense, without payment to any other person, all the Company Intellectual Property Rights and the consummation of the Mergers and the other transactions contemplated hereby does not and will not conflict with, alter or impair any such rights. Except as set forth on Schedule 5.20, the Company has no knowledge of any infringement by any other person of any of the Company Intellectual Property Rights, and neither the Company nor any other Pike Company has entered into any agreement to indemnify any other party against any charge of infringement of any of the Company Intellectual Property Rights. Neither the Company nor any other Pike Company has granted any license of any kind relating to any Company Intellectual Property Rights or the marketing or distribution thereof. Neither the Company nor any other Pike Company has and does violate or infringe any intellectual property right of any other person, and neither the Company nor any other Pike Company has received any communication alleging that it violates or infringes the intellectual property right of any other person. Neither the Company nor any other Pike Company has been sued for infringing any intellectual property right of another person. There is no claim or demand of any person pertaining to, or any proceeding which is pending or, to the knowledge of the Company threatened, that challenges the rights of the Company or any other Pike Company or asserts ownership interest in respect of any Company Intellectual Property Rights, or that claims that any default exists under any Company Intellectual Property Rights. None of the Company Intellectual Property Rights is subject to any outstanding order, ruling, decree, judgment or stipulation by or with any Governmental Entity.

     Section 5.21. Certain Payments. Neither the Company nor any shareholder, officer, director or employee of the Company has paid or received or caused to be paid or received, directly or indirectly, in connection with the business of the Company (a) any bribe, kickback or other similar payment to or from any domestic or foreign government or agency thereof or any other person or (b) any contribution to any domestic or foreign political party or candidate (other than from personal funds of such shareholder, officer, director or employee not reimbursed by the Company or as permitted by applicable law).

     Section 5.22. Books and Records. The corporate minute books, and other corporate records of the Pike Companies are true and correct in all material respects and the signatures appearing on all documents contained therein are the true signatures of the person purporting to have signed the same. All actions reflected in said books and records were duly and validly taken in compliance with the laws of the applicable jurisdiction. All such books and records are located in the offices of the Company.

     Section 5.23. Customers. Except for the customers named in Schedule 5.23 (herein the “Key Customers”), neither the Company nor any other Pike Company has any customer to whom it made more than 5% of its total sales during its most recent fiscal year. Except as set forth in Schedule 5.23 or since the date of the Balance Sheet, there has not been (i) any material adverse change in the business relationship of any Pike Company with any Key Customer or (ii) any change of agreements or related agreements with any such Key Customer. During the past twelve months, no Management Shareholder has (i) received any written or oral complaint from a Key Customer concerning its products and services, other than complaints in the ordinary course of business that are likely to have, individually or in the aggregate, have not had and could not reasonably be anticipated to have a Material Adverse Effect, or (ii) been informed in writing or orally by any Key Customer, or otherwise been given reason to believe, that such Key Customer expects to significantly reduce the services it will require from such Pike Company. No Key Customer has informed a Management Shareholder that such Key Customer intends to change its relationship with the Company or such other Pike Company in any material manner because of the consummation of the transactions contemplated by this Agreement.

ARTICLE VI
CONDUCT OF BUSINESS AND OTHER MATTERS PENDING CLOSING

     Section 6.1. Conduct of Business by the Company Pending Closing. After the date hereof and prior to the Closing Date, unless Parent shall otherwise agree in writing and other than as required by this Agreement, the Company and each other Pike Company, as appropriate, shall:

     (a) conduct its businesses in the ordinary and usual course of business and consistent with past practice;

     (b) not (i) amend or propose to amend the charter or bylaws of any Pike Company, (ii) split, combine, reorganize, reclassify, recapitalize or take any similar action with respect to the outstanding capital stock of any Pike Company or (iii) declare, set aside or pay any dividend, or make any other distribution, payable in cash, stock, property or otherwise, in respect of its capital stock;

     (c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional share of, or any options, warrants or rights of any kind to acquire any share of, its capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock;

     (d) not (i) incur, assume, or become contingently liable with respect to any indebtedness for borrowed money, or guarantee any such liabilities, except for drawdowns under the Company’s existing revolving credit facility with First Citizens Bank, (ii) redeem, purchase, acquire or offer to redeem, purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (iii) make or agree to make any capital expenditures or acquisition of any assets or businesses other than expenditures for fixed or capital assets that is currently budgeted and set forth in Schedule 6.1(d) and (A) between the date hereof and the Measurement Date, expenditures not in excess of $50,000 in any instance or $500,000 in the aggregate, or (B) between the Measurement Date and the Closing Date, expenditures not in excess of $10,000 in any instance or $100,000 in the aggregate, (iv) sell, pledge, dispose of or encumber any assets other than sales in the ordinary course of business and (A) between the date hereof and the Measurement Date, that are not in excess of $50,000 in any instance or $500,000 in the aggregate, or (B) between the Measurement Date and the Closing Date, that is not in excess of $10,000 in any instance or $100,000 in the aggregate, (v) cancel any material indebtedness or waive any claims or rights of substantial value; (vi) after the Measurement Date, pay, discharge or satisfy (A) any claims, liabilities or obligations (absolute, accrued, asserted or unassorted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the Company Financial Statements (or the notes thereto) of the Company or incurred in the ordinary course of business consistent with past practice or (B) any liability included in the definition of “Closing Obligations” or (vii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing;

     (e) use all reasonable efforts to (i) preserve intact its business organization and goodwill, (ii) keep available the services of its present officers and key employees, (iii) preserve the goodwill and business relationships with customers, suppliers and others having business relationships with it or (iv) not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by this Agreement;

     (f) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other similar arrangements or agreements with any directors, officers or Management Shareholders or grant to any officer or employee any increase in compensation or benefits, except in the ordinary course of business consistent with past practice or as may be required under existing agreements;

     (g) not adopt, enter into or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, health care, employment or other employee benefit plan, agreement, trust fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law; provided, however, that (i) the Company shall terminate the Retired Officers Pension Supplement Plan, effective as of the Closing Date, and (ii) the Company shall amend the Officers Deferred Compensation Plan listed on Schedule 5.13 to grant the officers of the Company who are beneficiaries of such Plan a termination right with respect to such Plan that is exercisable only upon a unanimous decision of the beneficiaries of such Plan;

     (h) use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice;

     (i) not make, change or revoke any material tax election or make any material agreement or settlement regarding Taxes with any taxing authority;

     (j) not make any material change in the Company’s financial, tax or accounting methods, practices or policies, or in any assumption underlying such a method, practice or policy;

     (k) maintain its books of account and records in the usual, regular and ordinary manner consistent with past policies and practice;

     (l) enter into any lease of real property or modify, amend, terminate or permit the lapse of any lease of, or reciprocal easement agreement or operating agreement relating to, real property;

     (m) maintain level of capital expenditures as set forth in Schedule 6.l(d); and

     (n) not intentionally take any action or omit to take any action, which action or omission would, or could reasonably be anticipated to, result, directly or indirectly, in a breach of any of the representations and warranties set forth in this Agreement or in any of the conditions set forth in this Agreement to the consummation of the transactions contemplated by this Agreement not being satisfied.

     The Company shall promptly advise Parent in writing of the occurrence of any change or event that has or could reasonably be expected to have a Material Adverse Effect.

     Section 6.2. Other Offers. Except in connection with the transactions contemplated by this Agreement, from and after the date hereof, and continuing through the earlier of Closing or the termination of this Agreement in accordance with the terms hereof, the Company shall not, and shall not permit any of the Company’s officers, directors, employees, Affiliates, representatives or agents to, directly or indirectly, (i) solicit, initiate or encourage any offer or proposal for, or any indication of interest in (a “Company Takeover Proposal”), a merger or business combination involving the Company or the acquisition of an equity interest in, or any substantial portion of the assets of, the Company or, (ii) enter into any agreement with respect to any such Company Takeover Proposal, or (iii) engage in negotiations with or disclose any nonpublic information relating to the Company, or afford access to the properties, books or records of the Company, to any Person. The Company shall promptly notify and provide copies to Parent of any offer, proposal or indication of interest, or communication with respect thereto, delivered to or received from any third party.

     Section 6.3. Shareholder Approval; Written Consent of Sole Shareholder; Right of First Refusal.

     (a) The Company shall, as soon as practicable following the date of this Agreement, and in no event later than 30 days following the date of this Agreement, duly call, give notice of, convene and hold a meeting of the Company Shareholders (a “Special Meeting of Company Shareholders”) for the purpose of seeking the approval of the Company Shareholders of this Agreement, the Mergers and the other transactions contemplated by this Agreement (other than the Holdings Merger). The Company shall, through the Board of Directors, adopt and recommend to the Company Shareholders approval of this Agreement, the Mergers and the other transactions contemplated hereby. The Company, as sole shareholder of Holdings, as soon as practicable after the date of this Agreement, shall duly execute a written consent pursuant to Section 55-07-04 of the NCBCA to approve this Agreement, the Holdings Merger, the amendment and restatement of the Articles of Incorporation and Bylaws of Holdings contemplated by Section 1.1 and the other transactions contemplated hereby. Holdings, as sole shareholder of Holdings Sub, as soon as practicable after the date of this Agreement, shall duly execute a written consent pursuant to Section 55-07-04 of the NCBCA to approve this Agreement, the Pike Merger and the other transactions contemplated hereby. Without limiting the generality of the foregoing, each of the Company, Holdings and Holdings Sub agrees that its respective obligations pursuant to this Section 6.3(a) shall not be affected by the commencement, proposal, disclosure or communication to the Company of any other Company Takeover Proposal. The Company shall use its best efforts to solicit from the Company Shareholders proxies or consents in favor of this Agreement and the Pike Merger and shall take any other action necessary or advisable to secure the vote or consent of the Company Shareholders required to effect the foregoing. The Company shall consult with Parent before distributing, and provide Parent the opportunity to review and comment upon, any proxy statement or other communication with the Company Shareholders relating to this Agreement, the Mergers and the other transactions contemplated by this Agreement, and shall not distribute any such proxy statement or communication prior to such consultation with Parent.

     (b) To the extent the right of first refusal granted to the Company pursuant to Article 3 of the Restated and Amended Articles of Incorporation of the Company is deemed to be exercisable as a result of the transactions contemplated by this Agreement, the Company agrees that it shall not exercise such right of first refusal with respect to any shares of Company Common Stock that are delivered immediately after the Pike Merger Effective Time pursuant to Sections 2.7 and 2.10. The Company hereby waives any waiting period, notice and other similar requirements imposed by the Restated and Amended Articles of Incorporation of the Company on the Company Shareholders desiring to transfer or exchange Company Common Stock pursuant to this Agreement.

     (c) Immediately following the Pike Merger Effective Time, the Company shall, at the written request of Parent, cause the then holders of Company Common Stock to approve the Holdings Merger by written consent. Parent shall consent, with respect to its shares of Company Common Stock, to such approval.

ARTICLE VII
COVENANTS; ADDITIONAL AGREEMENTS

     Section 7.1. Access to Information. The Company shall throughout the period prior to the Holdings Merger Effective Time (i) afford to Parent and LGB Sub and their respective employees, accountants, counsel, financing sources, financial advisors and other representatives (the “Parent Representatives”) full access during normal business hours, and upon reasonable advance notice to the Company, to all of its properties, warehouses, facilities, books, records (including accountants’ work papers), contracts, and personnel (with the consent of Eric Pike), (ii) permit Parent or Parent Representatives to make such inspections thereof as any of them may reasonably request, and in a manner so as not to interfere with the normal business operations of the Company, and (iii) furnish promptly to Parent and LGB Sub all such information concerning its respective businesses, properties and personnel as Parent or LGB Sub, as the case may be, shall reasonably request. All information exchanged pursuant to this Section 7.1 shall be subject to the confidentiality agreement dated September 25, 2001 between the Company and Bessemer Holdings.

     Section 7.2. Expenses and Fees. The Company shall pay all costs and expenses incurred by any Pike Company in connection with this Agreement and the transactions contemplated hereby, including, without limitation, the fees and expenses of the Company’s attorneys and accountants, and will make all necessary arrangements so that Parent or LGB Sub will not be charged with any such cost or expense. Parent shall pay all costs and expenses incurred by Parent and LGB Sub in connection with this Agreement and the transactions contemplated hereby, including without limitation, the fees and expenses of their attorneys and accountants.

     Section 7.3. Agreement to Cooperate. (a) Subject to the terms and conditions herein provided, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts to obtain (i) all necessary, proper or advisable waivers, consents and approvals under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, (ii) all necessary or appropriate waivers, consents or approvals of third parties required in order to preserve material contractual relationships of the Pike Companies, and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions and to fully carry out the purposes of this Agreement. In connection with and without limiting the foregoing, the Company and the Board of Directors shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any transaction contemplated by this Agreement or (ii) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement, take all action necessary to ensure that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Mergers and the other transactions.

     (b) The Company shall, and shall cause each of its directors, officers, employees, accountants and counsel to, cooperate promptly and fully with all reasonable requests of Parent and LGB Sub with respect to obtaining the Financing, to the extent applicable on terms substantially consistent with the commitment letters previously provided to the Company, including:

     (i) assisting in the preparation of any offering document, information memorandum or other marketing materials relating to the syndication of any bank loans or the distribution of any debt securities;

     (ii) making its senior management available to the lenders or other financial advisors of Parent and, to the extent reasonably requested, instructing its senior management to prepare for, attend and participate in any meetings, presentations or other marketing procedures;

     (iii) making any required applications or filings;

     (iv) in connection with the issuance or distribution of any securities (whether in a public offering or a private placement) as part of the Financing, causing its accountants to issue any customary “comfort letter” or other similar letter and its counsel to issue customary legal opinions (including a “10b-5” letter where applicable); and

     (v) taking any other reasonable action to achieve timely and orderly syndication of any bank loans or distribution of any securities.

     Section 7.4. Public Statements. Except as required by law, the parties shall obtain the written consent of the other, prior to issuing any press release or any written public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or written public statement prior to such consent, which consent will not be unreasonably withheld or delayed.

     Section 7.5. Notification of Certain Matters. The Company, Holdings and Holdings Sub, on the one hand, and Parent and LGB Sub, on the other hand, agree to give prompt notice to each other of, and to use their respective reasonable best efforts to prevent or promptly remedy, (i) the occurrence or failure to occur or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect (or in all respects in the case of any representation or warranty containing any materiality qualification) at any time from the date hereof to the Holdings Merger Effective Time and (ii) any material failure (or any failure in the case of any covenant, condition or agreement containing any materiality qualification) on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that no such notification shall affect the representations, warranties, covenants, agreements or indemnities of the parties or the conditions to the obligations of the parties except as expressly provided herein.

     Section 7.6. Employee Benefits. (a) For a period of one year following the Closing, all employees of the Pike Companies (the “Employees”) shall receive employee benefits (but not including any equity-related compensation or benefits) which are substantially similar, in the aggregate, to those provided to such Employees by the Company as of the date hereof while they remain employed by the Surviving Corporation, or an affiliate thereof. Prior to the Closing, the Company shall notify Parent within two business days of the termination of the employment of any Employee who receives base compensation at an annual rate in excess of $75,000.

     (b) Following the consummation of the Holdings Merger, Parent shall cause Holdings to establish certain stock option plans, and enter into certain stock option agreements, for the benefit of one or more employees of the Company containing terms and conditions substantially similar to those set forth as Exhibit J. Parent further agrees to provide its consent, following the consummation of the Holdings Merger, to the adoption of these plans as may be necessary for the effectiveness thereof.

     Section 7.7. Tax Matters.

     (a) Parent shall cause to be prepared and file or cause to be filed all Tax Returns for the Company and its Subsidiaries for all periods beginning before the Measurement Date and ending after the Measurement Date (each, a “Straddle Period”). Parent agrees that all federal and state income Tax Returns shall be prepared by Ernst & Young. Parent shall permit the Company to review and comment on each of the Tax Returns described in the preceding sentences prior to filing.

     (b) The Company shall timely cause to be prepared and file or cause to be filed all Tax Returns which are required to be filed before the Closing Date; provided that each such Tax Return shall be prepared on a basis consistent with the past practices of the Company and no such Tax Returns shall be filed without the written consent of Parent.

     (c) The Company and Parent shall (i) each provide the other, with such assistance as may reasonably be requested by either of them in connection with the preparation of any Tax Return, tax audit or other examination by any taxing authority or judicial or administrative proceedings relating to liability for Taxes, (ii) each retain and provide the other, and Parent shall cause the Company to retain and provide the Company Shareholders, with any records or other information which may be relevant to such Tax Return, tax audit or examination, proceeding or determination, and (iii) each provide the other with any final determination of any such tax audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Returns of the other for any period.

     (d) All transfer, documentary, sales, use, registration and similar Taxes (including all applicable real estate transfer or gains Taxes and stock transfer Taxes) and related fees (including any penalties, interest and additions to Tax) incurred in connection with the conversion of Company Common Stock or otherwise in connection with this Agreement and the transactions contemplated hereby shall be paid by the Company Shareholders and the Company Shareholders shall, at their own expense, cause to be prepared and file or cause to be filed all necessary Tax Returns and other documentation with respect to such Taxes and related fees.

     Section 7.8. Applications for Regulatory Approvals. As soon as reasonably practical after execution of this Agreement, Parent and the Company shall, at their own expense, prepare and file, applications with all regulatory authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite consents necessary to consummate the transactions contemplated by this Agreement, including any filing required under the HSR Act. All governmental filing fees associated with such applications shall be borne equally by Parent and the Company. The parties shall use their commercially reasonable best efforts to obtain the requisite consents of all regulatory authorities as soon as reasonably practical after the filing of the appropriate applications.

ARTICLE VIII
CONDITIONS TO CLOSING

     Section 8.1. Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligations of each party to effect the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver, if permissible, at or prior to the Pike Merger Effective Time of the following conditions:

     (a) no preliminary or permanent injunction or other order or decree by any federal or state court which prevents the consummation of the Mergers shall have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction, order or decree lifted);

     (b) no action shall have been taken, and no statute, rule or regulation shall have been enacted, by any state or federal government or governmental agency in the United States which would prevent the consummation of the Mergers or make the consummation of the Mergers illegal; and

     (c) this Agreement, the Mergers and the other transactions contemplated by this Agreement shall have been approved and adopted by the Company Shareholders and by the Company, as the sole shareholder of Holdings.

     Section 8.2. Conditions to Obligation of the Company to Effect the Mergers. Unless waived by the Company, the obligation of the Company to effect the Mergers shall be subject to the fulfillment at or prior to the Pike Merger Effective Time of the following additional conditions:

     (a) Parent and LGB Sub shall have performed in all material respects (or in all respects in the case of any agreement containing any materiality qualification) their agreements contained in this Agreement required to be performed on or prior to the Closing Date;

     (b) the representations and warranties of Parent and LGB Sub contained in this Agreement shall be true and correct in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualification) on and as of the date of this Agreement and on and as of the Closing Date as if made at and as of the Closing Date, except to the extent that any such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date; and

     (c) the Company shall have received a certificate executed on behalf of Parent by an authorized officer or manager of Parent, and on behalf of LGB Sub by the President or a Vice President of LGB Sub, with respect to (a) and (b) above.

     Section 8.3. Conditions to Obligations of Parent and LGB Sub. Unless waived by Parent and LGB Sub, the obligations of Parent and LGB Sub to effect the transactions contemplated by Section 1.3 or the Pike Merger shall be subject to the fulfillment at or prior to the Pike Merger Effective Time of the additional following conditions:

     (a) the Company, Holdings, Holdings Sub and the Selling Shareholders shall have performed in all material respects (or in all respects in the case of any agreement containing any materiality qualification) their agreements contained in this Agreement required to be performed on or prior to the Closing Date;

     (b) the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualification) on and as of the date of this Agreement and on and as of the Closing Date as if made at and as of the Closing Date, except to the extent that any such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date;

     (c) since the date hereof, there shall have been no changes that constitute, and no event or events shall have occurred which have resulted in or constitute, a Material Adverse Effect with respect to the Company and its Subsidiaries;

     (d) all prior governmental waivers, consents, orders, permit transfers and approvals legally required for the consummation of the Mergers and the transactions contemplated hereby or to permit the Surviving Corporation to carry on the business of the Company after Closing in accordance with past customs and practice shall have been obtained and be in effect at the Closing Date, and no Governmental Entity shall have promulgated any statute, rule or regulation which, when taken together with all such promulgations, would materially impair the value of the Company and its Subsidiaries to Parent;

     (e) all waivers, consents and approvals from third parties necessary for the transfer of any Material Contracts, financial assurances and any other rights and benefits in connection with the Mergers, or necessary for the consummation of the Mergers and the transactions contemplated hereby shall have been obtained and be in effect at the Closing Date;

     (f) there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity or any other person, in each case that has a reasonable likelihood of success, (i) challenging the acquisition by Parent or LGB Sub of any Holdings Common Stock, seeking to restrain or prohibit the consummation of the Mergers or any other transaction contemplated hereby or seeking to obtain from the Company, Holdings, Parent or LGB Sub any damages that are material in relation to the Company and its Subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective affiliates of any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of their business or assets of the Company, Parent or any of their respective subsidiaries, as a result of the Mergers or any other transaction contemplated by this Agreement, (iii) seeking to impose limitations on the ability of Parent to acquire or hold, or exercise full rights of ownership of, any shares of Company Common Stock, including the right to vote the Holdings Common Stock purchased by it on all matters properly presented to the Holdings Shareholders, (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company and its Subsidiaries or (v) which otherwise is reasonably likely to have a Material Adverse Effect with respect to the Company and its Subsidiaries;

     (g) Parent and LGB Sub shall have obtained the funds necessary to consummate the Pike Merger and the other transactions contemplated by this Agreement and to pay all related fees and expenses;

     (h) Parent shall have received a written opinion dated the Closing Date of Bell, Davis & Pitt, reasonably satisfactory to Parent and containing such matters reasonably requested by Parent;

     (i) the Share Exchange shall have been consummated;

     (j) no more than 2% of Company Common Stock shall constitute Dissent Shares;

     (k) the Pike Companies shall have delivered to Parent on or prior to the Closing Date a certificate, in form and substance satisfactory to Parent, certifying that the Mergers are exempt from withholding under the Foreign Investment in Real Property Tax Act;

     (l) Parent shall have received a certificate executed on behalf of the Company by the President of the Company and on behalf of Holdings by the President of Holdings with respect to the fulfillment of (a) through (c) above; and

     (m) Parent and the Company shall have reached a mutually satisfactory resolution of the issues relating to the Company’s self-insurance and performance bonding requirements.

ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER

     Section 9.1. Termination. This Agreement may be terminated at any time prior to the Holdings Merger Effective Time as follows:

     (a) The Company or Holdings shall have the right to terminate this Agreement prior to the Pike Merger Effective Time:

          (i) if the representations and warranties of Parent and LGB Sub shall fail to be true and correct in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualification) on and as of the date made or, except in the case of any such representations and warranties made as of a specified date, on and as of any subsequent date as if made at and as of subsequent date and such failure shall not have been cured in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualification) within 30 days after written notice of such failure is given to Parent by the Company;

          (ii) if the Mergers are not completed within sixty (60) days of the date of this Agreement (provided that the right to terminate this Agreement under this Section 9.l(a)(ii) shall not be available to the Company if the failure of the Company, Holdings, or the Company Shareholders to fulfill any obligation to Parent under or in connection with this Agreement has been the cause of or resulted in the failure of the Pike Merger to occur on or before such date);

          (iii) if the Pike Merger is enjoined by a final, unappealable court order; or

          (iv) if Parent or LGB Sub (A) fails to perform in any material respect (or in all respects in the case of any covenant containing any materiality qualification) any of its covenants in this Agreement and (B) does not cure such default in all material respects (or in all respects in the case of any covenant containing any materiality qualification) within 30 days after notice of such default is given to Parent by the Company.

     (b) Parent shall have the right to terminate this Agreement;

          (i) if the representations and warranties of the Company shall fail to be true and correct in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualification) on and as of the date made or, except in the case of any such representations and warranties made as of a specified date, on and as of any subsequent date as if made at and as of such subsequent date and such failure shall not have been cured in all material respects (or in all respects in the case of any representation or warranty containing any materiality qualification) within 30 days after written notice of such failure is given to the Company by Parent;

          (ii) if the Pike Merger is not completed within sixty (60) days after the date of this Agreement (provided that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to Parent if the failure of Parent or LGB Sub to fulfill any obligation to the Company under or in connection with this Agreement has been the cause of or resulted in the failure of the Pike Merger to occur on or before such date);

          (iii) if the Holdings Merger, the Pike Merger or the Share Exchange is enjoined by a final, unappealable court order; or

          (iv) if the Company (A) fails to perform in any material respect (or in all respects in the case of any covenant containing any materiality qualification) any of its covenants in this Agreement and (B) does not cure such default in all material respects (or in all respects in the case of any covenant containing any materiality qualification) within 30 days after notice of such default is given to the Company by Parent.

     (c) The Company and Parent mutually agree in writing.

     (d) Each of the Company and Parent shall have the right to terminate this Agreement if, upon a vote at a duly held Special Meeting of the Company Shareholders, the approval of this Agreement by the Company Shareholders is not obtained.

     Section 9.2. Effect of Termination. If this Agreement is terminated by either Parent or the Company pursuant to the provisions of Section 9.1, this Agreement shall forthwith become void and there shall be no further obligations on the part of the Company, Holdings, Holdings Sub, Parent, LGB Sub, or their respective stockholders, directors, officers, employees, agents or representatives (except as set forth in Sections 9.3, 11.5 and 11.6, each of which shall survive termination in its entirety). Notwithstanding any other provision set forth herein, nothing in this Section 9.2 shall relieve any party from liability for any breach of this Agreement; provided, however, that neither the Company nor the Company Shareholders shall be deemed to be in breach of their obligations under this Agreement in the event that any of the representations and warranties made by the Company in this Agreement no longer remain true and correct on and as of the Closing, provided that (i) such representations and warranties were true and correct in all material respects when made, (ii) they have provided notice to Parent of any inaccuracy in such representations and warranties prior to Closing as required by Section 7.5 hereunder, and (iii) the failure of any such representation and warranty to remain true was not the result of any intentional act or omission on the part of the Company or any Company Shareholder.

     Section 9.3. Return of Confidential Information. All documents or data (whether written, printed or otherwise reproduced or recorded) containing or relating to confidential information of the Company, whether made or compiled by or delivered to or otherwise made available to Parent, shall be returned to the Company in the event this Agreement is terminated prior to Closing for any reason, or an officer of Parent shall certify to the Company as to the destruction of all such information.

     Section 9.4. Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

     Section 9.5. Extensions; Waiver. At any time prior to the Pike Merger Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

ARTICLE X
INDEMNIFICATION

     Section 10.1. The Company Shareholders’ Indemnity Obligations. After the Closing, the Company Shareholders (other than holders of Dissent Shares and holders of Company Class E Common Stock) (such shareholders, the “Indemnifying Shareholders”) shall, subject to the limitations set forth in this Article X, jointly and severally, indemnify and hold harmless the Parent, each Pike Company and the Parent’s and the Pike Companies’ respective officers, directors, stockholders, employees, agents, representatives and Affiliates (each a “Parent Indemnified Party”) from and against any and all claims, actions, causes of action, arbitrations, proceedings, losses, damages, remediations, liabilities, strict liabilities, judgments, fines, penalties and expenses (including, without limitation, reasonable attorneys’ fees) (collectively, the “Indemnified Amounts”), paid, imposed on or incurred by a Parent Indemnified Party, directly or indirectly, relating to, resulting from or arising out of, or any allegation of a third party of (a) any breach or misrepresentation in any of the representations and warranties made by or on behalf of the Company in this Agreement (including the Schedules hereto) or in any certificate or instrument delivered in connection with this Agreement, (b) any violation or breach by the Company of or default by the Company of any covenants and/or agreements, nonfulfillment in this Agreement or in any certificate or instrument delivered in connection with this Agreement, (c) any liability that should have been included on the Measurement Date Balance Sheet as a Closing Obligation that was not so included (whether or not such liabilities would have been recorded as a Closing Obligation on the Measurement Date Balance Sheet but for this provision) and/or (d) any requirement under any Environmental Law (as in effect on and as of the Closing Date) or any request by any Governmental Entity to perform any investigative, monitoring or remedial action at any of the properties listed on Schedule 5.17(b) with respect to a condition existing as of the Closing, except, with respect to the Smith St., Mt. Airy, North Carolina property, to the extent such action is recommended in the corrective action plan listed on Schedule 10.1.

     Section 10.2. Parent’s Indemnity Obligations. After the Closing, Parent shall, subject to the limitations set forth in this Article X, indemnify and hold harmless the Indemnifying Shareholders and their agents, representatives and Affiliates (each a “Company Indemnified Party”) from and against any and all Indemnified Amounts paid, imposed on or incurred by a

Company Indemnified Party directly or indirectly, relating to, resulting from or arising out of, or any allegation of a third party of (a) any breach or misrepresentation in any of the representations and warranties made by or on behalf of Parent or LGB Sub in this Agreement or in any certificate or instrument delivered in connection with this Agreement, and/or (b) any violation, nonfulfillment or breach by Parent or LGB Sub of or default by Parent of any covenants and/or agreements in this Agreement or in any certificate or instrument delivered in connection with this Agreement.

     Section 10.3. Indemnification Procedures. All claims for indemnification under this Agreement shall be asserted and resolved as follows:

     (a) A party claiming indemnification under this Agreement (an “Indemnified Party”) shall with reasonable promptness (i) notify the party from whom indemnification is sought (the “Indemnifying Party”) of any third-party claim or claims asserted against the Indemnified Party (“Third Party Claim”) for which indemnification is sought and (ii) transmit to the Indemnifying Party a copy of all papers served with respect to such claim, if any, and a written notice (“Claim Notice”) containing a description in reasonable detail of the nature of the Third Party Claim, an estimate of the amount of damages attributable to the Third Party Claim to the extent feasible (which estimate shall not be conclusive of the final amount of such claim) and the basis of the Indemnified Party’s request for indemnification under this Agreement. Delay or failure to so notify the Indemnifying Party shall only relieve the Indemnifying Party’s obligations to the extent, if at all, that it is prejudices by reason of such delay or failure.

     Within 15 days after receipt of any Claim Notice (the “Election Period”), the Indemnifying Party shall notify the Indemnified Party (i) whether the Indemnifying Party disputes its potential liability to the Indemnified Party with respect to such Third Party Claim and (ii) whether the Indemnifying Party desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against such Third Party Claim.

     If the Indemnifying Party notifies the Indemnified Party within the Election Period that the Indemnifying Party elects to assume the defense of the Third Party Claim, then the Indemnifying Party shall have the right to defend, at its sole cost and expense, such Third Party Claim by all appropriate proceedings, which proceedings shall be prosecuted diligently by the Indemnifying Party to a final conclusion or settled at the discretion of the Indemnifying Party in accordance with this Section 10.3(a). The Indemnifying Party shall have full control of such defense and proceedings. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party elects to contest, including, without limitation, the making of any related counterclaim against the person asserting the Third Party Claim or any cross-complaint against any person. Except as otherwise provided herein, the Indemnified Party may participate in, but not control, any defense or settlement of any Third Party claim controlled by the Indemnifying Party pursuant to this Section 10.3 and shall bear its own costs and expenses with respect to such participation.

     If the Indemnifying Party fails to notify the Indemnified Party within the Election Period that the Indemnifying Party elects to defend the Indemnified Party pursuant to the preceding paragraph, (ii) elects to defend the Indemnified Party but fails to prosecute or settle the Third Party Claim as herein provided, or (iii) objects to such election on the grounds that counsel for such Indemnifying Party cannot represent both the Indemnified Party and the Indemnifying Parties because such representation would be reasonably likely to result in a conflict of interest, then the Indemnified Party shall have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings shall be promptly and vigorously prosecuted by the Indemnified Party to a final conclusion or settled. In such a situation, the Indemnified Party shall have full control of such defense and proceedings and the Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 10.3, and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

     The Indemnifying Party shall not settle or compromise any Third Party Claim unless (i) the terms of such compromise or settlement require no more than the payment of money (i.e., such compromise or settlement does not require the Indemnified Party to admit any wrongdoing or take or refrain from taking any action), (ii) the full amount of such monetary compromise or settlement will be paid by the Indemnifying Party, and (iii) the Indemnified Party receives as part of such settlement a legal, binding and enforceable unconditional satisfaction and/or release, in form and substance reasonably satisfactory to it, providing that such Third Party Claim and any claimed liability of the Indemnified Party with respect thereto is being fully satisfied by reason of such compromise or settlement and that the Indemnified Party is being released from any and all obligations or liabilities it may have with respect thereto. The Indemnified Party shall not settle or admit liability to any Third Party Claim without the prior written consent of the Indemnifying Party unless (x) the Indemnifying Party has disputed its potential liability to the Indemnified Party, and such dispute either has not been resolved or has been resolved in favor of the Indemnifying Party or (y) the Indemnifying Party has failed to respond to the Indemnified Party’s Claim Notice.

     Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim (and shall be liable for the fees and expenses of counsel incurred by the Indemnified Party in defending such Third Party Claim) if the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for money damages. If such equitable relief or other relief portion of the Third Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion related to money damages.

     (b) In the event any Indemnified Party should have a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim, the Indemnified Party shall transmit to the Indemnifying Party a written notice (the “Indemnity Notice”) describing in reasonable detail the nature of the claim, an estimate of the amount of damages attributable to such claim to the extent feasible (which estimate shall not be conclusive of the final amount of such claim) and the basis of the Indemnified Party’s request for indemnification under this Agreement. Delay or failure to so notify the Indemnifying Party shall only relieve the Indemnifying Party’s obligations to the extent, if at all, that it is prejudices by reason of such delay or failure.

     If the Indemnifying Party does not notify the Indemnified Party within 15 calendar days following its receipt of such notice that the Indemnifying Party disputes its liability to the Indemnified Party under Article X, such claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party under Article X and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand, or in the case of any in which the amount of the claim or any portion thereof is estimated, on such later date when the amount of such claim or such portion thereof becomes finally determined. If the Indemnifying Party has timely disputed its liability with respect to such claim, as provided above, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and if not resolved through negotiations, such dispute shall be resolved through litigation in an appropriate court.

     (c) All notices to or by the Indemnifying Shareholders under this Article X shall be given to or by the Shareholder Representative.

     Section 10.4. Determination of Indemnified Amounts.

     (a) The Indemnified Amounts payable by an Indemnifying Party hereunder shall be determined (i) by the written agreement of the parties, (ii) by mediation, (iii) by final court judgment or decree or (iv) by any other means agreed to in writing by the parties. A judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken have been fully determined.

     (b) Notwithstanding the foregoing, in no event shall any party be responsible under this Article X to the other for special or consequential damages.

     Section 10.5. Limitation of Company Shareholders’ Liability.

     (a) Notwithstanding anything to the contrary contained in this Article X, the aggregate liability of the Indemnifying Shareholders for any events or occurrences giving rise to the Company Shareholders being required to indemnify one or more of the Parent Indemnified Parties pursuant to Sections 10.1 (a) and/or 10.l(d) shall be limited to $25,500,000; provided that the aggregate liability for any claims arising out of or in relation to Section 10.l(d) shall be limited to $3,000,000; and provided, further, that if a claim for indemnification is covered by both Section 10.1(a) and 10.l(d),the Parent Indemnified Party shall be entitled to elect the provision under which it will receive indemnification and to which the applicable aggregate liability limit will apply.

     (b) Parent Indemnified Parties are entitled to indemnification pursuant to Section 10.1(a) only to the extent that the amount of any Indemnified Amount, individually or in the aggregate, exceeds $2,000,000.

     (c) Any Indemnified Amounts due from the Indemnifying Shareholders under this Article X shall be satisfied (i) first, out of the Escrow established pursuant to Section 10.8 and (ii) second, by way of set off against Holdings Preferred Stock, through a reduction in the Liquidation Value (as defined in the Certificate of Designations relating to Holdings Preferred Stock) thereof in accordance with the terms thereof. Recourse to the Escrow Amount and set-off against the Liquidation Value of Holdings Preferred Stock shall be the exclusive remedies of the Parent Indemnified Parties hereunder for indemnification claims.

     (d) Moreover, to the extent the Parent Indemnified Parties become entitled to indemnification for Indemnified Amounts relating to costs, expenses or other liabilities incurred by or imposed upon the Company following Closing, any payment of the Indemnified Amounts by the Indemnifying Shareholders out of the Escrow Amount shall be made to the Company.

     Section 10.6. Limitation of Parent’s Liability.

     (a) Notwithstanding anything to the contrary contained in this Article X, the aggregate liability of Parent for any events or occurrences giving rise to Parent being required to indemnify one or more of the Company Indemnified Parties pursuant to Section 10.2(a) shall be limited to $25,500,000.

     (b) Company Indemnified Parties are entitled to indemnification pursuant to Section 10.2(a) only to the extent that the amount of any Indemnified Amount, individually or in the aggregate, exceeds $2,000,000.

     Section 10.7. Tax Indemnification and Related Matters. Notwithstanding anything to the contrary in Sections 10.1 through 10.5 relating to the Indemnifying Shareholders’ indemnity obligations:

     (i)(A)The Indemnifying Shareholders shall, jointly and severally, indemnify and hold harmless the Parent and each Parent Indemnified Party from (I) all liability for Taxes of the Pike Companies and each affiliated group of which any of the Pike Companies is or has been a member with respect to any taxable period ending on or before the Measurement Date or with respect to the portion ending on the Measurement Date of any taxable period that includes (but does not end on) such date (each, a “Pre-Closing Tax Period”), (II) all liability (as a result of Treasury Regulation Section 1.1502-6(a) or otherwise) for Taxes of any person which is or has ever been affiliated with a Pike Company, or with whom any Pike Company otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined or unitary Return, prior to the Closing Date, (III) all liability for Taxes of any Pike Company or any affiliated group arising (directly or indirectly) as a result of the sale of Company Common Stock or the other transactions contemplated by this Agreement, (IV) any breach of any representation or warranty contained in Section 5.12, and (V) all liability for reasonable legal fees and expenses for any item attributable to any item in clauses I through V; provided, however, that such indemnification obligation shall be net of Taxes reflected on the Measurement Date Balance Sheet.

     (B) In the case of any Straddle Period: (I) real, personal and intangible property Taxes (“Property Taxes”) for the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for such entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and (II) all other Taxes for the Pre-Closing Tax Period shall be determined based on an actual closing of the books as if such taxable period ended as of the close of business on the Measurement Date and, in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flow through” entity, based on an actual closing of the books as if the taxable period of such partnership or other “flow through” entity ended as of the close of business on the Measurement Date.

     (C) Any indemnity payment to be made under this Section 10.7 shall be paid within ten (10) days after the indemnified party makes written demand upon the indemnifying party, but in no case earlier than five business days prior to the date on which the relevant Taxes are required to be paid to the relevant tax authority (including as estimated Tax payments).

     (ii)(A) If a claim shall be made by any tax authority, which, if successful, might result in an indemnity payment to the indemnified parties pursuant to this Section 10.7, the indemnified parties shall notify the indemnifying parties reasonably promptly of such claim (a “Tax Claim”); provided, however, that the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the indemnifying parties have actually been prejudiced as a result of such failure.

     (B) With respect to any Tax Claim relating to Taxes with respect solely to a Pre-Closing Tax Period, the Indemnifying Shareholders through the Shareholder Representative shall control all proceedings and may make all decisions taken in connection with such Tax Claim, provided that Parent, and counsel of its own choosing, shall have the right to participate fully in all aspects of the prosecution or defense of such Tax Claim, and provided further that the Shareholder Representative shall not settle any Tax Claim without the prior written consent of Parent. Parent shall control all proceedings with respect to all other Tax Claims.

     (iii) Notwithstanding the foregoing, Parent agrees that any reductions of Taxes of the Surviving Corporation and/or the Company, as appropriate and without duplication (herein the “Benefited Party”), for any period ending on or after the Closing Date that are attributable to deductions related to the payment of bonuses to employees of the Company as a result of the Pike Merger (herein the “Tax Benefits”) which were included as part of the Closing Obligations shall serve to reduce and be applied against any claim for indemnification based on Taxes due for a Pre-Closing Tax Period. Tax Benefits shall be deemed received by the Surviving Corporation and/or the Company upon the filing of such Benefited Party’s Tax Return claiming such reduction in Taxes, provided that Parent shall determine whether to claim such deduction in such Tax Return in good faith in its sole discretion. For purposes of determining whether or not a Tax Benefit exists, the Benefited Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any deductions attributable to the retention bonus payments made in connection with the Mergers.

     Section 10.8. Escrow Fund. At Closing, an amount equal to FIFTEEN MILLION DOLLARS ($15,000,000) (the “Escrow Amount”) shall be placed into escrow (the “Escrow”) with the Escrow Agent to be held by the Escrow Agent in accordance with the provisions of an Escrow Agreement (the “Escrow Agreement”) to be entered into by and among Parent, the Company, Holdings, the Shareholder Representative and the Escrow Agent in form substantially similar to that attached hereto as Exhibit H; provided, however, that any amount in Escrow in excess of the sum of (i) $7,500,000 plus (ii) the amount of any then outstanding bona fide Indemnification Claims (as defined in the Escrow Agreement) will be distributed and released from Escrow on September 30, 2003, as provided in the Escrow Agreement. The Parent Indemnified Parties shall first seek recovery for any amounts that they may pursue from an Indemnifying Shareholder pursuant to this Article X by making a claim under the Escrow Agreement. Any amounts received by the Shareholder Representative pursuant to the Escrow Agreement shall be distributed by the Shareholder Representative among the Indemnifying Shareholders pro rata by reference to the shares of Company Common Stock held by each such Indemnifying Shareholder immediately prior to the Pike Merger Effective Time.

     Section 10.9. Adjustment to Merger Consideration. Any indemnity payment under this Agreement shall be treated as an adjustment to the Aggregate Merger Consideration for Tax purposes, unless a final determination (which shall include the execution of a Form 870-AD or successor form) with respect to the indemnified party or any of its affiliates causes any such payment not to be treated as an adjustment to the Aggregate Merger Consideration for United States federal income tax purposes.

     Section 10.10. Termination of Tax Indemnification. The obligations to indemnify and hold harmless a party hereto pursuant to Section 10.7, shall terminate at the time the applicable statutes of limitations with respect to the Tax liabilities in question expire (giving effect to any extension thereof); provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the person to be indemnified or the related party thereto shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) to the indemnifying party.

ARTICLE XI
GENERAL PROVISIONS

     Section 11.1. Survival. The representations and warranties set forth in this Agreement and in any certificate or instrument delivered in connection herewith shall be continuing and shall survive the Closing and terminate on September 30, 2003; provided, however, that in the case of all such representations and warranties, there shall be no such termination with respect to any such representation or warranty as to which a bona fide claim has been asserted by written notice of such claim delivered to the party or parties making such representation, warranty (or otherwise obligated with respect thereto) prior to the expiration of the survival period; provided, further, that (x) the representations and warranties set forth in (i) Sections 5.2 and 5.4 shall survive the Closing indefinitely, (ii) Section 5.10 shall terminate on the third anniversary of the Closing Date, and (iii) Section 5.12 shall terminate 90 days after the expiration of the applicable statute of limitations (taking into account any extensions thereof), and (y) Section 10.l(d) shall terminate on the first anniversary of the Closing except with respect to any bona fide claim asserted by written notice of such claim delivered to the Shareholder Representative prior to such first anniversary.

     Section 11.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, mailed by registered or certified mail (return receipt requested) or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to Parent or LGB Sub to:

LGB Pike LLC
c/o Goldberg Lindsay & Co. LLC
630 Fifth Avenue, 30th Floor
New York, NY 10111
Attention: Adam Godfrey
Telecopy: (212) 651-1101

with a copy to:

Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY 10019
Attention: Richard Hall, Esq.
Telecopy: (212) 474-3700

(b) if to the Company (prior to Closing), to:

Pike Electric, Inc.
100 Pike Way
Mount Airy, NC 27030
Attention: J. Eric Pike
Telecopy: (336) 719-4585

with a copy to:

Bell, Davis & Pitt, P.A.
100 North Cherry Street, Suite 600
Winston-Salem, NC 27101
Attention: John W. Babcock
Telecopy: (336) 722-6558

(c) if to the Shareholder Representative (after Closing), to:

Joe B. Pike
c/o Pike Electric, Inc.
100 Pike Way
Mount Airy, NC 27030
Telecopy: (336) 719-4585

with a copy to:

Bell, Davis & Pitt, P.A.
100 North Cherry Street, Suite 600
Winston-Salem, NC 27101
Attention: John W. Babcock
Telecopy: (336) 722-6558

     Section 11.3. Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

     Section 11.4. Miscellaneous. This Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, and (b) shall not be assigned by operation of law or otherwise except that LGB Sub may assign this Agreement to any other wholly-owned Subsidiary of Parent, but no such assignment shall relieve the Parent or LGB Sub, as the case may be, of its obligations hereunder.

     Section 11.5. Governing Law. THIS AGREEMENT SHALL BE GOVERNED, AND CONSTRUED IN ACCORDANCE WITH, IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICT OF LAWS THEREOF.

     Section 11.6. Consent to Jurisdiction; Waiver of Jury Trial.

     (a) Consent to Jurisdiction. Each party irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County, and (b) the United States District Court for the Southern District of New York, for the purposes of any suit, action or other proceeding arising out of this Agreement, any agreement entered into in connection with this Agreement, or any transaction contemplated hereby or thereby. Each of Parent, LGB Sub, the Company and the Principal Shareholders agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each of the parties further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 11.6. Each of the parties irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, any agreement entered into in connection with this Agreement or the transactions contemplated hereby and thereby in (i) the Supreme Court of the State of New York, New York County, or (ii) the United States District Court for the Southern District of New York, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

     (b) Waiver of Jury Trial. Each party hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement, any agreement entered into in connection with this Agreement or any transaction contemplated hereby or thereby. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 11.6.

     (c) No Waiver; Preservation of Remedies. No provision of, nor the exercise of any rights under this Agreement shall limit the right of any party to apply for injunctive relief or similar equitable relief with respect to the enforcement of this Agreement or any agreement executed in connection herewith or contemplated hereby, and any such action shall not be deemed an election of remedies. Such rights can be exercised at any time except to the extent such action is contrary to a final award or decision in any arbitration proceeding. The institution and maintenance of an action for injunctive relief or similar equitable relief shall not constitute a waiver of the right of any party, including without limitation the plaintiff, to submit any dispute to arbitration nor render inapplicable the compulsory arbitration provisions of this Agreement.

     (d) Other Matters. This provision constitutes the entire agreement of the parties with respect to its subject matter and supersedes all prior discussions, arrangements, negotiations and other communications on dispute resolution. This provision shall survive any termination, amendment, renewal, extension or expiration of this Agreement or any agreement executed in connection herewith or contemplated hereby unless the parties otherwise expressly agree in writing.

     Section 11.7. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     Section 11.8. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except that Article X is for the benefit of the persons entitled to indemnification thereunder.

     Section 11.9. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

ARTICLE XII

PROVISIONS RELATING TO THE SELLING SHAREHOLDERS

     Section 12.1. Representations and Warranties of Each Selling Shareholder. Each Company Shareholder listed on Schedule 12.1 (each a “Selling Shareholder”) hereby, severally and not jointly, represents and warrants to Parent in respect of himself, herself or itself as follows:

     (a) The Subject Shares. The Selling Shareholder is the record and beneficial owner of, or is the trustee of a trust that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good and marketable title to, the shares of Company Common Stock (such shares of Company Common Stock, together with any other shares of capital stock of the Company acquired by such Selling Shareholder after the date hereof and during the term of this

Agreement, being collectively referred to herein as the “Subject Shares” of such Selling Shareholder) set forth opposite his, her or its name on Schedule 12.1 attached hereto, free and clear of any restrictions, liens, claims and encumbrances, except as set forth in Schedule 5.2(a). The Selling Shareholder does not own, of record or beneficially, any shares of Company Capital Stock other than the Subject Shares set forth opposite his or its name on Schedule 12.1 attached hereto. The Selling Shareholder has the sole right to vote such Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except as contemplated by this Agreement.

     (b) Authority; Execution and Delivery; Enforceability. The Selling Shareholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by the Selling Shareholder of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Selling Shareholder. The Selling Shareholder has duly executed and delivered this Agreement, and, assuming the due authorization, execution and delivery hereof by Parent, LGB Sub, the Company, Holdings and the other parties hereto, this Agreement constitutes a valid and legally binding agreement of the Selling Shareholder, enforceable against the Selling Shareholder in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to creditors’ rights generally and (ii) general equitable principles. The execution and delivery by the Selling Shareholder of this Agreement do not, and the consummation of the transactions contemplated hereby do not and will not violate or result in a breach of any provision of, or constitute a default (or an event which with notice or lapse of time or both would constitute a default) under, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Selling Shareholder under, any provision of any contract to which the Selling Shareholder is a party or by which any properties or assets of the Selling Shareholder are bound or, subject to the filings and other matters referred to in the next sentence, any provision of any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Entity applicable to the Selling Shareholder or the properties or assets of the Selling Shareholder. No declaration, registration or filing with any Governmental Entity is necessary with respect to the Selling Shareholder in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby. If the Selling Shareholder is married and the Subject Shares of the Selling Shareholder constitute community property or otherwise need spousal or other approval to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, the Selling Shareholder’s spouse, enforceable against such spouse in accordance with its terms. No trust of which the Selling Shareholder is a trustee requires the consent of any beneficiary to the execution and delivery of this Agreement or to the consummation of the transactions contemplated hereby.

     (c) Securities Law Matters. The Selling Shareholder is not acquiring any capital stock in the Mergers or as part of the Share Exchange with a view to, or for offer or sale in connection with, any distribution thereof (within the meaning of the Securities Act) that would be in violation of the securities laws of the United States of America or any state thereof. Such Selling Shareholder acknowledges that (i) he or she has such knowledge and experience in business and financial matters and with respect to investments in securities to enable such Selling Shareholder to understand and evaluate the risks of an investment in Company Common Stock, Company Preferred Stock, Holdings Common Stock and Holdings Preferred Stock to be acquired by such Selling Shareholder and form an investment decision with respect thereto and is able to bear the risk of such investment for an indefinite period and to afford a complete loss thereof and (ii) if he or she is receiving Holdings Common Stock, he or she is an “accredited investor” as defined in Rule 501 of Regulation D under the Securities Act or, in the case of Donald B. Anderson, James T. Benfield, Jerry E. Boatright, Michael L. Heath, Jonathan H. Mullins and Kelly G. Surratt, he or she has received, significantly in advance of the execution of this Agreement, the Pike Electric, Inc. Descriptive Memorandum dated September 2001 prepared by EYCF, Pike Management Presentation dated November 2001 and the Company Financial Statements.

     Section 12.2. Covenants of Each Selling Shareholder. Each Selling Shareholder, severally and not jointly, covenants and agrees as follows:

     (a) (1) At any meeting of the shareholders of the Company called to seek the approval of the shareholders or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Mergers or any other transaction contemplated by this Agreement is sought, the Selling Shareholder shall vote (or cause to be voted) the Subject Shares of the Selling Shareholder in favor of granting approval for this Agreement, the Mergers and the other transactions contemplated hereby.

     (2) Without limiting Section 12.2(a)(1), each Selling Shareholder who holds shares of Company Common Stock following the Pike Merger Effective Time shall at the request of Parent give the written consent contemplated by Section 6.3(c).

     (b) At any meeting of shareholders of the Company or at any adjournment thereof or in any other circumstances upon which the Selling Shareholder’s vote, consent or other approval is sought prior to the termination of this Agreement, the Selling Shareholder shall vote (or cause to be voted) the Subject Shares of the Selling Shareholder against (i) any merger agreement or merger (other than this Agreement and the Mergers), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, (ii) any Company Takeover Proposal and (iii) any amendment of the Articles of Incorporation of the Company or the Bylaws of the Company or other proposal or transaction involving the Company or any other Pike Company, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify any provision of this Agreement, the Mergers or any other transaction contemplated by this Agreement or change in any manner the voting rights of any class of Company Capital Stock. The Selling Shareholder shall not commit or agree to take any action inconsistent with the foregoing.

     (c) Other than this Agreement, during the term hereof the Selling Shareholder shall not (A) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively,

“Transfer”), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Mergers or (B) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares and shall not commit or agree to take any of the foregoing actions.

     (d) During the term of this Agreement, the Selling Shareholder shall not, nor shall it authorize or permit any employee or affiliate of, or any investment banker, attorney or other adviser or representative of, the Selling Shareholder to, (i) solicit, initiate or encourage any Company Takeover Proposal, (ii) enter into any agreement with respect to any such Company Takeover Proposal or (iii) engage in negotiations with or disclose any nonpublic information relating to the Company or afford access to the properties, books or records of the Company to any Person.

     (e) The Selling Shareholder shall use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by this Agreement. The Selling Shareholder shall not issue any press release or make any other public statement with respect to this Agreement, the Mergers or any other transaction contemplated by this Agreement without the prior consent of Parent, which consent shall not be unreasonably withheld except as may be required by applicable law or in connection with the special meeting of Company Shareholders.

     (f) The Selling Shareholder hereby consents to and approves the actions taken by the Board of Directors in approving this Agreement, the Mergers and the other transactions contemplated by this Agreement. The Selling Shareholder hereby waives, and agrees not to exercise or assert, any dissent rights under Section 55-13-02 of the NCBCA in connection with the Mergers.

     (g) If the Selling Shareholder receives any Holdings Common Stock in the Holdings Merger, the Selling Shareholder shall execute at the Closing the Stockholders’ Agreement in the form attached as Exhibit I.

     Section 12.3. Additional Matters. (a) Each Selling Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

     (b) No person executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as such director or officer of the Company. Each Selling Shareholder signs solely in his, her or its capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Selling Shareholder’s Subject Shares and nothing herein shall limit or affect any actions taken by any Selling Shareholder in his capacity as an officer or director of the Company to the extent specifically permitted by this Agreement.

     Section 12.4. Agreement Not To Compete. (a) Each Selling Shareholder understands that Parent shall be entitled to protect and preserve the going concern value of the business of the Pike Companies to the extent permitted by law and that Parent would not have entered into this Agreement absent the provisions of this Section 12.4 and, therefore, (x) in the case of the Shareholder Representative, for a period from the Closing until the later of (1) five years after the Closing and (2) three years after a Change of Control (as such term shall be defined in the Certificate of Designations, Preferences and Rights of Holdings Preferred Stock, attached hereto as Exhibit C); provided, however, that the Shareholder Representative’s agreement not to compete shall expire ten years after the Closing, and (y) in the case of other Selling Shareholders, for a period from the Closing until five years after the Closing, each Selling Shareholder shall not, and shall cause each of its affiliates not to, directly or indirectly:

     (i) engage in activities or businesses, or establish any new businesses, within North America that are substantially in competition with the Pike Companies (“Competitive Activities”), including (A) selling goods or services of the type sold by the Pike Companies, except that if any goods or services were not sold by the Pike Companies during the period of time prior to the Closing and are not sold by the Pike Companies at the time of the Closing (collectively, “Permitted Goods and Services”), any Selling Shareholder may sell any Permitted Goods and Services, (B) soliciting any customer or prospective customer of any Pike Company t o purchase any goods or services sold by any Pike Company, other than Permitted Goods and Services, from anyone other than Parent and its affiliates, and (C) assisting any Person in any way to do, or attempt to do, anything prohibited by clause (A) or (B) above; and

     (ii) perform any action, activity or course of conduct that is substantially detrimental to the business of the Pike Companies (other than the sale of Permitted Goods and Services) or business reputation (“Detrimental Activities”), including (A) soliciting, recruiting or hiring any Employee of the Pike Companies or Person who has worked for the Pike Companies, (B) soliciting or encouraging any Employee of the Pike Companies to leave the employment of the Pike Companies and (C) disclosing or furnishing to anyone any confidential information relating to the Pike Companies or otherwise using such confidential information for its own benefit or the benefit of any other Person.

     (b) Section 12.4(a) shall be deemed not breached as a result of the ownership by any Selling Shareholder or any of its affiliates of: (i) less than an aggregate of 5% of any class of stock of a Person engaged, directly or indirectly, in Competitive Activities; provided, however, that such stock is listed on a national securities exchange; (ii) less than 10% in value of any instrument of indebtedness of a Person engaged, directly or indirectly, in Competitive Activities; or (iii) a Person that engages, directly or indirectly, in Competitive Activities if such Competitive Activities account for less than 10% of such Person’s consolidated annual revenues.

     (c) Notwithstanding any other provision of this Agreement, it is understood and agreed that the remedy of indemnity payments pursuant to Article X and other remedies at law would be inadequate in the case of any breach of the covenants contained in Section 12.4(a). Parent shall be entitled to equitable relief, including the remedy of specific performance, with respect to any breach or attempted breach of such covenants.

     Section 12.5. Certain Break-Up Fees. It is understood and agreed that Parent would not have entered into this Agreement absent the provisions of this Section 12.5 and therefore, if, at any meeting of the shareholders of the Company called to seek the approval of the shareholders or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Mergers or any other transaction contemplated by this Agreement is sought, the Shareholder Representative shall not have voted the shares of Company Common Stock and Company Class A Common Stock under his control in favor of granting approval for this Agreement, the Mergers and the other transactions contemplated hereby, then the Shareholder Representative shall pay Goldberg Lindsay & Co. LLC: (1) an amount equal to $3,000,000 for out-of-pocket costs and expenses incurred by Parent in connection with the transactions contemplated by this Agreement, and (2) a termination fee equal to $10,000,000, if, within eighteen months after the termination of this Agreement, the Company or any of its affiliates agree to proceed or proceed, in lieu of the transactions contemplated by this Agreement, with any transaction in which all or any substantial portion of the assets or the equity interests of the Company are sold to a third party. Any amounts due under this paragraph shall be paid by wire transfer of same day funds on the date of termination of this Agreement in the case of clause (1), and on the date that is the earlier of the consummation of the alternate transaction or the execution of definitive documentation relating to such other alternate transaction in the case of clause (2).

     IN WITNESS WHEREOF, Parent, LGB Sub, the Company, Holdings, Holdings Sub, and the Company Shareholders listed below have executed and delivered this Agreement effective as of the date first written above.

LGB PIKE LLC

	By:	LINDSAY GOLDBERG & BESSEMER L.P.,
its managing member,

	By:	LINDSAY GOLDBERG & BESSEMER GP L.P.,
its general partner,

By:	LINDSAY GOLDBERG & BESSEMER GP LLC, its general
partner,

	By:	/s/ Alan E. Goldberg

Name: Alan E. Goldberg
Title: Authorized Signatory

	By:	/s/ Robert D. Lindsay

Name: Robert D. Lindsay
Title: Authorized Signatory

LGB ACQUISITION CORP.

	By:	/s/ Adam Godfrey

Name: Adam Godfrey
Title: President

PIKE ELECTRIC, INC.

By:	/s/ Joe B. Pike

Name: Joe B. Pike
Title: Chairman of the Board

By:	/s/ Joseph Eric Pike

Name: Joseph Eric Pike
Title: President

PIKE EQUIPMENT AND SUPPLY COMPANY

By:	/s/ Joe B. Pike

Name: Joe B. Pike
Title: Chairman of the Board

PIKE MERGER SUB, INC.

By:	/s/ Joseph Eric Pike

Name: Joseph Eric Pike
Title: President

JOE B. PIKE

By:	/s/ Joe B. Pike

JOSEPH ERIC PIKE

By:	/s/ Joseph Eric Pike

SUSAN MARGARET PIKE

By:	/s/ Susan Margaret Pike

ANNE A. PIKE

By:	/s/ Anne A. Pike

JOE B. & ANNE A. PIKE GENERATION SKIPPING TRUST
DATED 2/7/94

By:	/s/ Joseph Eric Pike

Name: Joseph Eric Pike
Title: Trustee

By:	/s/ Susan Margaret Pike

Name: Susan Margaret Pike
Title: Trustee

ANNE A. PIKE ANNUITY TRUST OF 06/29/01

By:	/s/ Anne A. Pike

Name: Anne A. Pike
Title: Trustee

JOE B. PIKE ANNUITY TRUST OF 06/29/01

By:	/s/ Joe B. Pike

Name: Joe B. Pike
Title: Trustee

IRREVOCABLE T/A WITH JOE B. PIKE F/B/O JOSEPH
ERIC PIKE

By:	/s/ Reginald L. Banner

Name: Reginald L. Banner
Title: Trustee

IRREVOCABLE T/A WITH JOE B. PIKE F/B/O SUSAN
MARGARET PIKE

By:	/s/ Reginald L. Banner

Name: Reginald L. Banner
Title: Trustee

DONALD B. ANDERSON

By:	/s/ Donald B. Anderson

REGINALD L. BANNER

By:	/s/ Reginald L. Banner

JAMES T. BENFIELD

By:	/s/ James T. Benfield

ZACK W. BLACKMON, JR.

By:	/s/ Zack W. Blackmon, Jr.

JERRY E. BOATRIGHT

By:	/s/ Jerry E. Boatright

JEFFREY L. COLLINS

By:	/s/ Jeffrey L. Collins

MICHAEL L. HEATH

By:	/s/ Michael L. Heath

JOHN H. MERRITT

By:	/s/ John H. Merritt

JONATHAN H. MULLINS

By:	/s/ Jonathan H. Mullins

ROBERT B. RATLIFF, JR.

By:	/s/ Robert B. Ratliff, Jr.

AUDIE G. SIMMONS

By:	/s/ Audie G. Simmons

KELLY G. SURRATT

By:	/s/ Kelly G. Surratt

PIKE ELECTRIC, INC. PROFIT SHARING AND 401(K) PLAN

By:	/s/ Joe B. Pike

Name: Joe B. Pike
Title: Trustee

SOLELY FOR PURPOSES OF AGREEING TO
CONSUMMATE THE EXCHANGE CONTEMPLATED BY
SECTION 1.2(C)

OPAL F. PIKE

By:	/s/ Opal F. Pike

TRUST F/B/O OPAL F. PIKE

By:	/s/ Emmett Forrest

Name: Emmett Forrest
Title: Trustee

BELINDA PIKE

By:	/s/ Belinda Pike

TRUST F/B/O BENJAMIN CHALMERS PIKE UNDER
UNIFORM NORTH CAROLINA TRANSFER ACT

By:	/s/ Joseph Eric Pike

Name: Joseph Eric Pike
Title: Custodian

TRUST F/B/O WILLIAM NICHOLAS PIKE UNDER
UNIFORM NORTH CAROLINA TRANSFER ACT

By:	/s/ Joseph Eric Pike

Name: Joseph Eric Pike
Title: Custodian